Exhibit 99.1

Prudential plc
Interim Report 2005

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HIGHLIGHTS

New business annual premium equivalent of £1,129 million,
up 34 per cent on first half 2004

New business achieved profit of £413 million, up 37 per cent, with Group margin of 37 per cent (half year 2004: 36 per cent)

Total achieved profit from continuing operations of £834 million, up 31 per cent on first half 2004

Total statutory profit from continuing operations of £469 million, up 25 per cent on first half 2004

Achieved profit shareholders’ funds of £9.3 billion (end 2004: £8.8 billion)

Interim dividend of 5.3 pence per share (half year 2004: 5.19 pence per share)

The comparative International Financial Reporting Standards (IFRS) results are prepared on a ‘pro forma’ basis which reflects the estimated effect on the 2004 results as if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group’s insurance operations together with the discretionary change for the basis of determining longer-term investment returns, as disclosed on 2 June 2005.

Achieved profits basis results have been restated for the consequential impact of the adoption of International Financial Reporting Standards at 1 January 2004 together with the discretionary change for the basis of determining longer-term investment returns, as disclosed on 2 June 2005.

The 2004 interim dividend per share has been restated to reflect the bonus element of the October 2004 Rights Issue.

Period on period percentage increases are stated on a constant exchange rate (CER) basis.

Contents
1 Results Summary 2 Group Chief Executive’s Review 3 Business Review 8 Financial Review 14 Achieved Profits Basis Results Summary 15 Total Insurance and Investment Products New Business 17 Achieved Profits Basis Results 22 International Financial Reporting Standards Basis Results 40 Supplementary International Financial Reporting Standards Basis Results 43 Independent Review Report 44 Shareholder Information ibc How to Contact Us

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PRUDENTIAL PLC
2005 UNAUDITED INTERIM RESULTS

RESULTS SUMMARY
Achieved Profits Basis Results
Following Implementation of International Financial Reporting Standards (IFRS)

			Restated		Restated
	Half year		Half year		Full year
	2005		2004		2004
	£m		£m		£m

UK and Europe Insurance Operations	182		240		450
M&G	83		79		136
Egg	13		33		61

UK and Europe Operations	278		352		647
US Operations	429		220		413
Asian Operations	228		179		391
Other income and expenditure (including Asia development expenses)	(101)		(113)		(212)

Operating profit from continuing operations based on longer-term investment returns before exceptional items	834		638		1,239
Goodwill impairment charge	(95)		–		–
Short-term fluctuations in investment returns	305		(76)		587
Shareholders’ share of actuarial gains and losses on defined benefit pension schemes	(8)		67		(12)
Effect of changes in economic assumptions	(220)		21		(100)

Profit on ordinary activities from continuing operations before tax	816		650		1,714

Operating earnings per share from continuing operations after minority interest	25.2	p	21.1	p	41.5	p
Basic earnings per share	21.7	p	19.8	p	53.3	p
Shareholders’ funds, excluding minority interest	£9.3	bn	£7.2	bn	£8.8	bn

International Financial Reporting Standards Basis Results
Statutory IFRS basis results	Half year		Half year		Full year
	2005		2004		2004
	£m		£m		£m

Total profit after tax for the period after minority interest	300		233		517
Basic earnings per share	12.7	p	11.2	p	24.4	p
Shareholders’ funds, excluding minority interest	£5.0	bn	£3.4	bn	£4.5	bn

Supplementary IFRS basis information	Based on		Based on		Based on
	statutory		pro forma		pro forma
	IFRS results		IFRS results		IFRS results
	Half year		Half year		Full year
	2005		2004		2004
	£m		£m		£m

Operating profit from continuing operations based on longer-term investment returns before exceptional items	469		375		699
Total profit after tax for the period after minority interest	300		294		602
Operating earnings per share from continuing operations after minority interest	14.0	p	12.2	p	22.7	p
Basic earnings per share	12.7	p	14.2	p	28.4	p
Shareholders’ funds, excluding minority interest	£5.0	bn	£3.4	bn	£4.8	bn

	Half year		Half year		Full year
	2005		2004		2004

Declared dividends per share relating to reporting period	5.30	p	5.19	p	15.84	p
Funds under management	£214	bn	£182	bn	£197	bn

To provide consistency the achieved profits basis results reflect the application of the changes of policy the Group expects to apply in its full year 2005 IFRS basis financial statements, as described below, to the extent applicable. The 2004 results have been restated accordingly.

The statutory basis financial statements included within this report are referred to throughout as ‘statutory IFRS basis’ results.

These statutory IFRS basis results reflect the application of:
(i) Measurement changes arising from policies the Group expects to apply on the adoption of all IFRS standards, other than IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 39 (Financial Instruments: Recognition and Measurement), and IFRS 4 (Insurance Contracts), from 1 January 2004. The half year 2005 results include the expected effect of these three standards from 1 January 2005.

(ii) Changes to the format of the results and other presentational changes that the Group expects to apply in its full year 2005 financial statements in so far as they affect the summary results included in this interim report.

(iii) Compared to supplementary results and earnings per share basis information previously provided under UK GAAP, a discretionary change of policy for the basis of determining longer-term investment returns included in operating profit based on longer-term investment returns.

The pro forma IFRS basis results included in this report are included as supplementary information and are not results that form part of the Group’s financial statements. The pro forma IFRS results reflect the application of the statutory IFRS changes noted above and the estimated effect on the Group’s results for 2004 if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group’s insurance operations.

PRUDENTIAL PLC INTERIM REPORT 2005   01

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GROUP CHIEF EXECUTIVE’S REVIEW

These results demonstrate the Group is performing well. We have delivered double-digit sales growth in all our markets, while maintaining margins at a Group level. We are taking advantage of our strong presence across the diverse markets in which we operate.

My priority is to maintain our focus on delivery of superior performance, enhancement of earnings and capital efficiency in order to make the most of these opportunities.

As you would expect, I am actively reviewing longer-term trends and opportunities in order to anticipate the changing needs of our customers. This attention to the longer-term will help ensure that the actions we take today lay the foundations for an even stronger position for Prudential in the future.

OPERATIONAL HIGHLIGHTS
United Kingdom and Europe
Prudential’s UK and Europe insurance operations are making good progress with sales of £541 million on an annual premium equivalent (APE) basis, 50 per cent ahead of last year, including the Phoenix Life & Pensions Limited transaction, which increased APE sales by £145 million in the period. Excluding this transaction, sales growth was 10 per cent compared to an estimated market growth of two to three per cent; and the primary drivers of growth were strong sales of unit-linked bonds (up 100 per cent), individual annuities (up 12 per cent) and bulk annuities (up 67 per cent). The internal rate of return on new business written in the first half was 13 per cent, moving towards our target of 14 per cent by the end of 2007. New business margin was 30 per cent, although some reduction from the 2004 year end level is still expected for the full year 2005 due to changing product mix as Prudential UK builds its shareholder-backed business.

United States
In the US, sales increased by 18 per cent on an APE basis with margins improving to 37 per cent (half year 2004: 34 per cent) as a result of improved profitability from both variable annuities and Guaranteed Investment Contracts (GICs). The acquisition of Life of Georgia was completed in May and the integration of that business remains on track to be completed by the end of 2005. Jackson National Life is a low-cost high quality operator that has shown an ability to innovate in the US market and deliver cash back to the Group.

Asia
In Asia, sales growth in the first half of the year was 26 per cent on an APE basis, with particularly strong growth in Korea, India, Indonesia, Malaysia and China. The new business margin was lower at 49 per cent (full year 2004: 54 per cent) primarily due to a combination of changes in country and product mix. In July, we announced our ninth and tenth licences in China, further strengthening our presence in this exciting market. Trading conditions in Japan remain tough and we have taken the decision to impair goodwill in our life insurance business by £95 million in these results.

M&G
M&G enjoyed a strong start to the year with net investment in-flows of £1.7 billion and growth in underlying profit of 15 per cent to £68 million. Total profit for the period was £83 million.

Egg
Egg’s first half profit from the core UK business was £13 million after charging £10 million for restructuring costs. We remain focused on optimising the performance of the Egg business and the value of the Group’s investment for Prudential’s shareholders.

CONCLUSION
We continue to look to improve capital efficiency and earlier in July we took advantage of good market conditions in the US retail market to raise US$300 million of perpetual subordinated capital securities, which will qualify as Group regulatory capital. The primary use of the proceeds will be to re-finance our outstanding non-qualifying £150 million bond maturing in 2007.

We face a number of challenges, but we remain confident of achieving the growth and return targets we have set out across each of our businesses and we are optimistic about prospects in the longer-term.

MARK TUCKER
GROUP CHIEF EXECUTIVE

26 July 2005

02   PRUDENTIAL PLC INTERIM REPORT 2005

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BUSINESS REVIEW

GROUP
Results Highlights
The Group has had a good first half as illustrated by growth in all the key performance measures shown below. This is the result of strong contributions across all regions.

Growth in annual premium equivalent (APE) sales and aggregate new business achieved profit (NBAP) margin of 37 per cent led the Group to achieve NBAP growth of 37 per cent. This, together with growth from the fund management operations and the increase in profits from the in-force insurance business, driven primarily by the US, led to an increase of 31 per cent over the first half of 2004 in achieved profits basis operating profits. The in-force achieved profit for the half year includes a £132 million charge in respect of a persistency assumption change in the UK and a credit in the US of £141 million reflecting an operating assumption change following price increases introduced on two blocks of in-force term life business. In aggregate, net assumption changes were positive £16 million, with net positive experience variances and other items of £39 million.

On an International Financial Reporting Standards basis (IFRS), operating profits were up 25 per cent on the same period of last year driven primarily by the growth in profits from the UK and Asian insurance operations.

Basic earnings per share on the achieved profits basis for the half year after minority interests were 21.7 pence for the half year of 2005, compared with a restated figure of 19.8 pence for the prior year. Basic earnings per share, based on total IFRS profit for the half year after minority interests, were 12.7 pence, down 1.5 pence from the restated 2004 half year figure on a pro forma basis of 14.2 pence primarily reflecting the impairment of purchased goodwill associated with the Japanese life business.

Impact of Currency Movements
Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In preparing the Group’s consolidated accounts, results of overseas operations are converted at rates of exchange based on the average of the year-to-date, whilst shareholders’ funds are converted at period-end rates of exchange.

Changes in exchange rates from year-to-year have an impact on the Group’s results when these are converted into pounds sterling for reporting purposes. In some cases, these exchange rate fluctuations can mask underlying business performance. For example, growth in the US total achieved profits basis operating profit was 95 per cent at reported exchange rates (RER), compared to 101 per cent at constant exchange rates (CER).

Consequently, the Board has for a number of years reviewed the Group’s international performance on a CER basis. This basis eliminates the impact from conversion, the effects of which do not alter the long-term value of shareholders’ interests in the non-UK businesses.

In the Business Review and Financial Review, period-on-period comparisons of financial performance are on a CER basis, unless otherwise stated.

INSURANCE
United Kingdom and Europe
Prudential UK and Europe delivered an increase in APE sales of 50 per cent relative to the same period in 2004. This includes APE sales of £145 million from the acquisition of the portfolio of in-force pension annuities from Phoenix Life & Pensions (PLP), a subsidiary of Resolution Life Ltd, in June 2005. Excluding the PLP transaction, sales increased by 10 per cent. This compares favourably with the total UK medium to long-term savings market growth of two per cent in the first quarter (based on data from the Association of British Insurers).

NBAP increased by 81 per cent, reflecting the growth in sales volumes and an increase in the NBAP margin to 30 per cent from 25 per cent at the half year 2004 (full year 2004: 27 per cent). Total achieved profits basis operating profit decreased 24 per cent to £182 million primarily due to a £132 million charge relating to an assumption change in respect of persistency. Increased annuity sales contributed to the 22 per cent increase in IFRS operating profit to £187 million.

The £132 million charge reflects a strengthening of persistency assumptions across a number of products, primarily in respect of with-profit bonds. This assumption change reflects Prudential’s current experience and, post-tax, represents three per cent of the overall embedded value of the UK business. Prudential continues actively to manage the conservation of the in-force book.

The primary drivers of growth for the UK business were strong sales of unit-linked bonds, bulk annuities and individual annuities. APE sales of unit-linked bonds doubled compared with the same period last year to £36 million, reflecting Prudential UK’s progress

RESULTS HIGHLIGHTS
		Half year		Half year
	Half year	CER		RER
	2005	2004		2004
	£m	£m	Change	£m	Change

Annual premium equivalent (APE) sales	1,129	844	34%	849	33%
Net investment flows	2,539	792	221%	777	227%
New business achieved profit (NBAP)	413	302	37%	305	35%
NBAP margin	37%	36%		36%
Total achieved profits basis operating profit*‡	834	638	31%	638	31%
Total International Financial Reporting Standards (IFRS) operating profit *†	469	374	25%	375	25%
Achieved profits basis shareholders’ funds (£bn)‡	9.3	7.2	29%	7.2	29%
IFRS shareholders’ funds (£bn)†	5.0	3.4	47%	3.4	47%

*Continuing operations – excluding Jackson Federal Bank (JFB) and Egg’s France and Funds Direct businesses.

† The comparative IFRS results shown above are prepared on a ‘pro forma’ basis which reflects the estimated effect on the 2004 results as if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group’s insurance operations together with the discretionary change for the basis of determining longer-term investment returns, as disclosed on 2 June 2005.

‡ Achieved profits basis results have been restated for the consequential impact of the adoption of IFRS at 1 January 2004 together with the discretionary change for the basis of determining longer-term investment returns as disclosed on 2 June 2005.

In the Business Review and Financial Review, period-on-period comparisons of financial performance are on a constant exchange rate (CER) basis, unless otherwise stated.

PRUDENTIAL PLC INTERIM REPORT 2005   03

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BUSINESS REVIEW
CONTINUED

in the IFA unit-linked bond market. Bulk annuity sales increased by 67 per cent to £35 million, driven by 31 bulk annuity scheme wins (excluding the PLP transaction). Individual annuity sales were strong across all distribution channels with APE sales of £111 million up 12 per cent. In particular, with-profit annuities attracted increased levels of interest, with APE sales doubling on half year 2004 levels to £7 million.

Corporate pension APE sales fell 14 per cent to £85 million, reflecting the contraction seen in the corporate pensions market ahead of the change in pensions legislation in April 2006 (A-Day). In response to the move away from defined benefit schemes to defined contribution schemes in the market, Prudential UK announced an agreement with AON in May to support the launch of their new defined contribution (DC) pension solution for employers.

APE sales through Prudential’s European operations increased 200 per cent to £12 million, reflecting growing bond sales through new and existing distributors.

In June, Prudential UK added a capital guarantee option to the PruFund Investment Plan. This guarantee provides capital security combined with the potential for growth which addresses a primary concern of advisers with low to medium risk investor clients.

The demand for lifetime mortgages is projected to grow significantly over the next few years and Prudential UK will launch shortly its own lifetime mortgage product, the Prudential Property Value Release Plan. Unlike many other lifetime mortgage products currently on the market, this innovative product will allow customers much greater flexibility and control over when they draw down funds and thereby reduce total interest charges over the lifetime of the loan.

Prudential UK has made good progress with the new multi-tie networks. Most recently, it has been appointed as a provider for Sesame's new regulated multi-tie proposition, Sesame Select. Sesame is one of the UK's leading providers of support services to 8,150 financial advisers. As a result of this and other previously announced appointments, Prudential UK is well positioned to increase its market share in the depolarised marketplace as this develops over the next couple of years.

Prudential UK was appointed to the Barclays multi-tie panel during the first half of 2005 and this went live on 1 June. In addition, Prudential began to write business in June through its distribution agreements with St James’s Place and National Australia Bank. These will augment growth already being achieved under the existing agreements with Lloyds TSB, Alliance and Leicester, Pearl and Zurich.

The With-Profits Fund benefited from a pre-tax investment return of 7.4 per cent in the first half of 2005 compared with three per cent in the comparable period of 2004. Over the last five years (to 30 June 2005), the With-Profits Fund has delivered a pre-tax return of 28.9 per cent compared with the return on the FTSE All Share (Total Return) index over the same period of negative 1.5 per cent. The fund remains strong with an inherited estate estimated to be around £7.3 billion as at 30 June 2005, on a deterministic valuation basis, compared with approximately £6.5 billion at the end of 2004. The PAC long-term fund is currently rated AA+ by Standard & Poor’s, Aa1 by Moody’s and AA+ by Fitch Ratings.

There will be a number of significant changes in the retirement savings market as a result of the Government pensions reforms due to come into force on A-Day in April 2006. These include a single tax regime for pensions, greater investment flexibility for consumers (allowing, for example, residential property to be held within a pension) and increased annual contribution limits. When combined with the increase in charges to stakeholder products announced last year and its success in winning positions on multi-ties, this creates an opportunity for Prudential UK to increase its presence in retirement provision. Prudential UK is developing a number of propositions that take advantage of the increased flexibility and contribution limits created by the pensions reforms. It will launch a series of products, the first of which will be a new personal pension that will be available in advance of A-Day.

Market growth in the first half of 2005 is unlikely to be in excess of five per cent and Prudential UK does not anticipate a significant improvement in the second half of the year. Recent trading in certain segments of the UK market has been difficult and, most notably, competition within the protection and individual annuity markets intensified in the second quarter. However, we expect to continue to outperform the market in the second half of the year. We remain confident that we can achieve overall growth of 10 per cent in 2005.

United States
Jackson National Life (JNL) continued to focus on the value of new product sales, rather than top line growth. APE sales for the first half of 2005 were 18 per cent higher than prior year, new business achieved profits were up 29 per cent and IFRS operating profits were up 12 per cent over the first half of 2004.

At the 2005 half year, JNL had over US$65 billion in assets under management. Of this, US$15 billion related to variable annuity assets, an increase of US$1.6 billion compared to 2004 year end, further diversifying JNL’s earnings towards fee-based income.

On 18 May 2005 JNL completed the purchase of Life Insurance Company of Georgia from ING at a purchase price of £142 million, subject to post-closing adjustments. Following completion, JNL began to move Life Insurance Company of Georgia policies onto

UNITED KINGDOM AND EUROPE
	Half year	Half year
	2005	2004
	£m	£m	Change

APE sales	541	361	50%
NBAP	159	88	81%
NBAP margin*	30%	25%
Total achieved profits basis operating profit	182	240	(24)%
Total IFRS operating profit	187	153	22%

*Excluding APE sales in respect of SAIF DWP rebates.
UNITED STATES
		Half year		Half year
	Half year	CER		RER
	2005	2004		2004
	£m	£m	Change	£m	Change

APE sales	275	234	18%	240	15%
NBAP	102	79	29%	82	24%
NBAP margin	37%	34%		34%
Total achieved profits basis operating profit*	429	213	101%	220	95%
Total IFRS operating profit*	169	151	12%	155	9%

*Continuing operations – excluding Jackson Federal Bank (JFB) which was sold in October 2004.

Period-on-period comparisons of financial performance are on a constant exchange rate (CER) basis, unless otherwise stated.

04   PRUDENTIAL PLC INTERIM REPORT 2005

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its low cost and scaleable platform. Full integration of the business remains on track to be completed by year end 2005.

The 18 per cent growth in APE sales to £275 million during the first half of 2005 was driven by stronger variable annuity (VA), fixed index annuity (FIA) and institutional sales, partially offset by decreased sales of fixed annuities. Total APE retail sales for the first half of 2005 of £195 million were up 11 per cent on prior year.

New business achieved profit of £102 million was 29 per cent above the prior year, reflecting both an 18 per cent increase in APE sales and an increase in margin from 34 per cent to 37 per cent half year on half year. The increase in margin primarily reflects increased profitability from the re-pricing in May 2004 of JNL’s unbundled VA ‘Perspective II’ and increased Guaranteed Investment Contracts (GIC) profitability due to longer average maturities available on contracts sold in the first half of 2005. In addition, there has been an increase in the spread assumption for FIA.

JNL generated record VA APE sales of £118 million during the first half of the year, up 21 per cent on the prior year, in a market that JNL believes was weaker than last year. This reflects the company’s innovative product offering and distribution capabilities. In the three months to 31 March 2005, JNL ranked second in VA net flows and thirteenth in total VA new sales. JNL’s ‘Perspective II’ product ranked first overall in VA product net flows and third in total VA new sales. JNL was one of only five of the top 25 VA providers in the US to increase VA assets from year end 2004 to the end of the first quarter 2005. The rate of take up of the fixed account option remained low, with 25 per cent of variable annuity premium going into fixed accounts during the first half of 2005 compared with 26 per cent for the first half of 2004.

Fixed annuity APE sales of £41 million were down 27 per cent on prior year, reflecting the flattened yield curve in the US which has made rates on short-term certificates of deposit more attractive to customers. As a result of the fall in volumes, JNL ranked eleventh in total individual fixed annuity sales at the end of the first quarter of 2005, down from fourth during the same period in the prior year.

Lower fixed annuity sales were partially offset by fixed index annuity APE sales of £30 million, an increase of 100 per cent over the prior year, reflecting customers’ increasing preference when selecting fixed products to have the potential for higher returns linked to equity index performance. JNL has benefited from its approach to educating broker-dealers about this complex product, while at the same time offering lower commissions and investing the savings into providing value to the policyholders through enhanced benefits.

Institutional APE sales for the first half of 2005 were £80 million, up 38 per cent on prior year results. JNL took advantage of several attractive issuance opportunities during the first half of 2005. APE sales of institutional products in the second half of 2005 are anticipated to be in the region of £25 million.

Total achieved profits basis operating profit at the half year 2005 was £429 million compared to £213 million in the prior year. This primarily reflects the increase in new business achieved profits, an operating assumption change following price increases introduced on two older, less profitable books of term life business and a favourable spread variance.

The growth in IFRS operating profit of 12 per cent from the prior year primarily reflects an increase in spread and fee income over the first half of 2004, together with an increase in profits from Prudential’s US fund manager, PPMA. The 2004 half year result benefited from two one-off items, a favourable legal settlement of £28 million (£20 million after related change to amortisation of deferred acquisition costs) and a positive £7 million adjustment arising from the adoption of SOP 03-01 (Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts).

JNL remains well positioned for the remainder of the year to deliver sales at twice the expected US market growth rate of four per cent, since current market conditions continue to favour those financial services companies that have a range of variable and fixed annuity product offerings, a strong relationship-based distribution model, low cost structure and the ability to deliver high quality service.

Asia
Prudential’s well diversified portfolio of life insurance businesses in Asia have shown strong growth with first half year sales on an APE basis of £313 million, up 26 per cent on the same period in 2004, with 87 per cent of APE sales generated by more profitable regular premium products. Sales in the first half of 2005 primarily reflect the continued strong growth of its Korean and Indian operations combined with solid performances from the more established operations of Malaysia, Singapore and Hong Kong. The businesses in Indonesia and China also showed very good sales growth.

Total NBAP increased by 13 per cent over the first half of 2004 to £152 million, reflecting the sales increase offset by NBAP margins that decreased from 54 per cent for the full year 2004 to 49 per cent. This represents a change in geographic mix (reduction of two percentage points) largely due to a higher proportion of new business from the relatively lower margin markets of Korea and India; a change of product mix (reduction of one percentage point) with an increased proportion of lower margin products in Taiwan and Singapore; and a change of assumptions (reduction of two percentage points), primarily driven by low interest rates in Taiwan.

ASIA
		Half year		Half year
	Half year	CER		RER
	2005	2004		2004
	£m	£m	Change	£m	Change

APE sales	313	249	26%	248	26%
NBAP	152	135	13%	135	13%
NBAP margin	49%	54%		54%
Total achieved profits basis operating profit*	226	174	30%	169	34%
Total IFRS operating profit*	116	59	97%	58	100%

*Excluding the fund management business, development and Asia regional head office expenses.

Period-on-period comparisons of financial performance are on a constant exchange rate (CER) basis, unless otherwise stated.

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BUSINESS REVIEW
CONTINUED

In-force operating profits in Asia of £74 million for the first half of 2005 represent an increase of 90 per cent over the same period for 2004 and IFRS profits increased to £116 million from £59 million in 2004 including a contribution of £44 million from exceptional items.

Prudential’s Korean Life operation has rapidly become a material contributor to APE sales with first half sales of £60 million, an increase of 82 per cent over the same period in 2004. This increase clearly demonstrates the flexibility of its multi-channel distribution model, with in-house financial consultants and general agents currently the dominant distribution channels supported by contributions from direct marketing and bancassurance. Since its launch in 2004, the proportion of the higher margin variable universal life product sold has increased steadily such that it now accounts for 80 per cent of Korea’s APE sales.

Prudential’s Indian life insurance joint venture with ICICI remains firmly in position as the number one private sector life insurance company as reported in the Insurance Regulatory and Development Authority journal in India. Prudential’s 26 per cent share of the joint venture’s half year APE sales was £27 million, up 59 per cent over the first half of 2004. The business continues to extend its geographic reach in India with 74 branches to date and has grown its tied agency force by 16 per cent this year. Prudential intends to increase its equity stake in this operation when regulations permit. However, there is no clear indication when this will be.

The life insurance joint venture with CITIC in China is still relatively small in terms of new business volumes but is growing rapidly with a 67 per cent increase in APE sales to £10 million compared to the first half of 2004 of £6 million. Progress continues to be made in establishing CITIC Prudential as the leading foreign joint venture life insurer in terms of geographic coverage, with six new city licences added during 2005 bringing the total to 10. In addition, the operation also has a national licence for the sale of group life insurance.

Despite some slowdown in the market for regular premium unit-linked products, Prudential’s Singapore life operation delivered APE sales growth of 17 per cent over 2004, driven in part by the new partnership agreement with Maybank. Earlier this year, the business also entered into a distribution agreement with SingPost. In Hong Kong, Prudential’s long-term partnership with Standard Chartered Bank helped drive good growth against a competitive market generating £50 million of sales, up 11 per cent over the same period last year.

In Malaysia, Prudential’s life business has market leading agent productivity and a popular range of unit-linked products. APE sales of £29 million were up 38 per cent compared to the first half 2004.

The Indonesian operation posted record quarterly APE sales of £11 million, exceeding their previous high achieved in the first quarter of 2004 by 22 per cent, to generate £21 million in APE sales in the first half of 2005, 40 per cent above the first half of 2004.

The Taiwanese life operation continues to face a challenging environment of falling interest rates, which are now at historic lows. First half 2005 APE sales of £62 million are in line with last year. Second quarter APE sales in Taiwan increased 52 per cent over the first quarter following the launch of a pensions orientated linked product with a higher investment content.

Total APE sales contribution from the remaining four markets of Japan, the Philippines, Thailand and Vietnam are collectively down five per cent, primarily due to a slow market in Vietnam. As reported previously, the development of the Japanese life business has been slower than expected and to reflect this there has been an impairment of £95 million of the purchased goodwill associated with this business.

In March, the first stage of Prudential’s Asian regional operations centre was launched. Located in Malaysia, Prudential Services will leverage Prudential’s increasing scale and presence in Asia to drive operating synergies and efficiencies. The shared services operation and call centre will initially service the Singapore and Malaysia life businesses.

Prudential’s Asia strategy remains firmly in place and its focus continues to be on long-term, profitable and sustainable growth.

FUND MANAGEMENT
M&G
M&G delivered underlying profits (excluding performance related fees (PRFs)) of £68 million in the first half of 2005, a 15 per cent increase compared to the same period last year. Excluding the £7 million of one-off items in the 2004 result, underlying operating profits were 31 per cent higher than last year. This reflects M&G’s strengths in retail fund management, institutional fixed income, pooled life and pension funds, property and private finance, allied with a continued focus on cost control.

Total operating profit of £83 million was five per cent higher than 2004, with growth at the underlying level being offset by lower PRFs. It should be noted that although the £15 million of PRFs earned in the first half of 2005 is down compared to £20 million in 2004, it still represents an unusually strong result, driven as before primarily by private equity realisations by PPM Capital. Income from PRFs is expected to be significantly lower in future years.

M&G
	Half year	Half year
	2005	2004
	£m	£m	Change

Gross investment flows	3,579	2,177	64%
Net investment flows	1,680	(90)
Underlying profits before PRF	68	59	15%
Total IFRS operating profit	83	79	5%

06   PRUDENTIAL PLC INTERIM REPORT 2005

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M&G delivered record gross retail fund inflows of £1.6 billion in the first half of 2005, more than double the previous year. The core UK operation produced gross fund inflows up 48 per cent on last year at £686 million as a result of its retail brand presence, good fund performance and diversified product range in equities, fixed income and property. Robust growth was also generated in the international businesses, with gross inflows more than tripling on last year. Total net retail fund inflows of £448 million were six times those of half year 2004.

M&G’s institutional businesses delivered gross fund inflows of £2.0 billion, up 43 per cent on last year. This was boosted by a one-off contribution of £967 million from Prudential Property Investment Managers (PruPIM), related to the transfer of 50 per cent of Prudential’s economic interests in three UK shopping centres into new external vehicles which PruPIM continues to manage. M&G’s scale and strong market position in fixed income and private finance was demonstrated by the successful launch to external investors of two Collateralised Debt Obligations (CDOs) of ¤445 million collectively. This brings the total number of CDOs launched since 2001 to eight. These strong gross flows were also reflected in net institutional sales of £1.2 billion in the first half of 2005, compared to a net outflow of £164 million in the first half of 2004.

Asia Fund Management
Funds under management in Asia at the half year increased by 33 per cent to £9.7 billion over the year end 2004 with net inflows of £698 million in line with the first half of 2004. The fund management business continues to expand its geographic presence with the launch of a new operation in Vietnam. Both asset management businesses in Japan and Korea delivered strong results and, in May 2005, Morningstar ranked PCA Asset Management Japan as one of the five fastest growing fund management businesses in Japan for the six months to 31 March 2005.

The Prudential ICICI Asset Management Company joint venture in India has increased its funds under management to US$4 billion. Earlier this year Prudential’s joint venture partner agreed to purchase an additional six per cent share of Prudential ICICI Asset Management Company. The transaction is expected to complete later this year and will bring ICICI Group’s share to 51 per cent while Prudential will hold 49 per cent.

The Taiwanese business has experienced a substantial decline in funds under management over the last year due to high levels of market redemptions in bond funds, particularly foreign managed funds. Prudential Taiwan restructured its bond portfolios to enhance liquidity during the first half of 2005 and this has given rise to a one-off exceptional charge of £10 million to operating profits.

BANKING
Egg
Egg’s core UK banking operation delivered a profit of £23 million for the first half of 2005, compared with £36 million for the same period in 2004. Revenues from the UK business grew five per cent over the same period in 2004, primarily reflecting the increased revenues earned from the credit card business. The credit card business has performed well, with balance growth of five per cent for the first half of 2005, compared with two per cent for the industry.

The growth in revenue from the card business was partly offset by reduced commission income from sales of associated insurances on loans. This reflects that, as planned, personal loan disbursements have slowed down in the first half of 2005 from the record level achieved in 2004 following Egg’s decision to tighten its lending criteria.

In comparison with the same period in 2004, the impairment charge on loans and advances to customers also increased in the first half of 2005, driven by the growth in unsecured lending balances and the stage of life cycle of the book. Credit quality remains strong and the impairment charge for the second quarter of 2005 reduced slightly from the previous quarter.

Egg’s total profit from continuing operations for the first half of 2005 was impacted by a £10 million restructuring charge. This process was completed in the second quarter of 2005. The aim of the reorganisation was to align the cost base with Egg’s strategy to focus on its core UK business with estimated annual savings of £12 million.

The exit process from France was completed in the first quarter this year. The total costs incurred were lower than the provision established in July 2004 and £5 million of this was released in the first quarter. During 2005, Egg closed Funds Direct, its investment wrap platform business and provided for an exit charge of £3 million.

ASIA FUND MANAGEMENT
		Half year		Half year
	Half year	CER		RER
	2005	2004		2004
	£m	£m	Change	£m	Change

Net investment flows	698	697	0%	677	3%
Total IFRS operating profit*	2	10	(80)%	10	(80)%

*IFRS operating profit in 2005 was £12m, offset by £10m of exceptional charges related to bond funds in Taiwan.

Period-on-period comparisons of financial performance are on a constant exchange rate (CER) basis, unless otherwise stated.

EGG
	Half year	Half year
	2005	2004	**
	£m	£m		Change

IFRS operating profit from continuing operations*:
UK banking business	23	36		(36)%
Other	(10)	(3)		(233)%

	13	33		(61)%

Net interest income*	146	145		1%

Non-interest income*	105	94		12%

*Continuing operations – excludes Egg France and Funds Direct. **2004 comparatives restated to IFRS basis, except for adjustments for IAS 32 and IAS 39 which have been adopted from 1 January 2005.

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FINANCIAL REVIEW

SALES AND FUNDS UNDER MANAGEMENT
Prudential delivered strong sales growth during the first half of 2005 with total new insurance sales up 45 per cent to £8 billion at constant exchange rates (CER). This resulted in insurance sales of £1.1 billion on the annual premium equivalent (APE) basis, an increase of 34 per cent on 2004. At reported exchange rates (RER), APE sales were up 33 per cent on the half year of 2004.

Total gross investment sales were £13.2 billion, up eight per cent on 2004 at CER. Net investment sales of £2.5 billion were over three times net investment sales in 2004 at CER. Strong gross inflows across a number of markets were offset by the high level of redemptions in Taiwan.

Total investment funds under management increased by 12 per cent at RER from £37.1 billion at 31 December 2004, to £41.7 billion at 30 June 2005, reflecting net investment flows of £2.5 billion and net market and other movements of £2.1 billion.

At 30 June 2005, funds under management were £214 billion, an increase of nine per cent from 2004 year end at RER, as a result of strong inflows and favourable market movements.

ACHIEVED PROFITS BASIS OPERATING PROFIT
Total achieved basis operating profit from continuing operations of £834 million was up 31 per cent at both CER and RER reflecting strong growth from Prudential’s insurance and fund management businesses.

Group new business achieved profit (NBAP) from long-term business of £413 million was up 37 per cent on the prior year at CER, reflecting strong growth across all regions: up 81 per cent in the UK, up 29 per cent in the US and up 13 per cent in Asia. The Group’s average new business margin increased from 36 per cent for the first half of 2004 to 37 per cent for the first half of 2005.

During the first half of 2004, 62 per cent of the Group’s NBAP was generated from its overseas operations.

Total in-force achieved profit of £412 million was up 26 per cent on 2004 at both CER and RER. This resulted from strong growth in the US and Asian operations offset by a fall in the UK.

UK and Europe Insurance Operations
Achieved profits basis operating profit of £182 million was down 24 per cent on 2004.

New business achieved profit of £159 million was up 81 per cent on the first half of 2004, reflecting both a 50 per cent increase in APE sales and an increase in NBAP margin from 25 per cent in 2004 to 30 per cent in 2005.

The increase in margin primarily reflects a favourable sales mix and the positive effect of economic assumptions offset by lower annuity yield margins. The favourable sales mix reflects the increased annuity sales, including the Phoenix Life & Pensions bulk annuity transaction and lower sales of less profitable pensions offset by increased unit-linked bond sales. Notwithstanding the current performance achieved in the first half of 2005, some reduction in overall margin from the 2004 year end level is still expected for the full year 2005 due to changing product mix as Prudential UK builds its shareholder-backed business.

The weighted average post-tax Internal Rate of Return (IRR) on the capital allocated to new business growth in the UK for the first half of 2005 was 13 per cent. This remains in line with the target of 14 per cent for the 2007 financial year.

In-force profit of £23 million was 85 per cent lower than the first half of 2004 reflecting a £132 million charge in relation to an assumption change.

The £132 million charge reflects a strengthening of persistency assumptions across a number of products, primarily in respect of with-profits bonds. In the case of PruBond, which accounts for a significant proportion of the assumption change, Prudential expected surrenders to fall after the bonus declaration in February 2005. In the event, following the bonus declaration, customers have continued to surrender their policies leading to a strengthening of the assumption by 40 per cent. The assumption changes reflect Prudential’s current experience and, post-tax, represent three per cent of the overall embedded value of the UK business. Prudential continues actively to manage the conservation of the in-force book.

US Operations
In the US, achieved operating profit from long-term operations was £417 million, up 94 per cent at CER and up 88 per cent at RER from the prior year.

At CER, new business achieved profit increased by 29 per cent to £102 million, reflecting an 18 per cent increase in APE sales and an increase in margin from 34 per cent to 37 per cent at the half year. At RER, NBAP was up 24 per cent. The increase in margin reflects increased profitability from the re-pricing, in May 2004, of Jackson National Life’s (JNL) unbundled VA ‘Perspective II’, and increased Guaranteed Investment Contracts (GIC) profitability due to longer average maturities available on contracts sold in the first half of 2005. In addition, there has been an increase in spread assumption for fixed index annuities, from the long-term assumption of 175bps to 190bps reflecting the spread being achieved.

For JNL, the average IRR on new business in the first half of 2005 was 13 per cent.

ACHIEVED PROFITS BASIS OPERATING PROFIT
		Half year			Half year
	Half year	CER			RER
	2005	2004	*		2004	*
	£m	£m		Change	£m		Change

NBAP	413	302		37%	305		35%
Business in force	412	327		26%	326		26%

Long-term business	825	629		31%	631		31%
Asia development expenses	(8)	(9)		11%	(10)		20%
Other operating results	17	18		6%	17		13%

Total	834	638		31%	638		31%

*Achieved profits basis results have been restated for the consequential impact of the adoption of International Financial Reporting Standards at 1 January 2004 together with the discretionary change for the basis of determining longer-term investment returns as disclosed on 2 June 2005.

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At CER, the in-force profit for the half year increased significantly from £136 million in the prior year to £315 million. At RER, in-force profit increased from £140 million to £315 million. This increase is primarily due to a favourable spread variance of £44 million and an operating assumption change following price increases introduced on two older books of term life business (£141 million).

As a discretionary change of accounting policy, implemented at the same time as the adoption of International Financial Reporting Standards (IFRS), the Group has replaced the previous basis of five year averaging of gains and losses on bonds with a method that more closely reflects longer-term returns.

On the new basis, longer-term returns on fixed income securities comprise two elements. The first element is a risk margin reserve (RMR) charge for long-term default experience of £27 million for the half year 2005. The present value of future RMR charges is reflected in the opening embedded value. The second element is amortisation of £26 million of interest related realised gains and losses. These gains and losses are amortised to operating profit over the bonds’ original maturities.

The excess or deficit of actual realised gains and losses for fixed income securities for the period over these components of longer-term returns is included in short-term fluctuations in investment returns as a separate component of total profit for the period.

Following this change of policy for JNL’s achieved profits basis operating profit the component for longer-term returns for fixed income securities is expected in the future to be a more stable feature than on the previous basis, which was affected by the volatility of realised gains and losses over a five year period. Total profit, including actual investment returns, is unaffected by the change. Further details of the change of policy are explained in the notes to the achieved profits and IFRS basis results. In the six months to 30 June 2005, JNL experienced a net realised gain of £1 million on its corporate bond portfolio. This is reflected in total achieved basis profit before tax.

Asia Operations
Achieved profits basis operating profit from long-term operations (excluding development and regional head office costs) was £226 million for the half year, up 30 per cent at CER and 34 per cent at RER on half year 2004.

Total NBAP increased by 13 per cent over the first half of 2004 to £152 million, reflecting the sales increase offset by NBAP margins that decreased from 54 per cent for the full year of 2004 to 49 per cent. This decrease is driven by a change in geographic mix (reduction of two percentage points) largely due to a higher proportion of new business from the relatively lower margin markets of Korea and India, a change of product mix (reduction of one percentage point) with an increased proportion of lower margin products in Taiwan and Singapore, and a change of assumptions (reduction of two percentage points) primarily driven by low interest rates in Taiwan.

We expect to be able to maintain the average NBAP margins in Asia at or around current levels given our planned mix of business in 2005.

In-force operating profits in Asia of £74 million for the first half of 2005 represent an increase of 90 per cent over the same period for 2004 at CER, which included changes of assumptions.

In Asia, IRRs on new business at a country level are targeted to be 10 per cent over the country risk discount rate. Risk discount rates vary from five to 19 per cent depending upon the maturity of the market. These target rates of return are average rates and the marginal return on capital on a particular product could be above or below the target.

Non-Insurance Operations
M&G
M&G’s underlying profit before performance related fees (PRFs) was £68 million, an increase of 15 per cent on the first half of 2004. However, adjusting the 2004 result for the £7 million of one-off provision releases that were disclosed last year, profits improved by £16 million or 31 per cent, over the same period last year. Underlying profits continue to be driven forward by revenue growth from existing and new business lines, including new business flows, higher market levels in many of the segments in which M&G operates and the ability to extend existing skills and relationships into new markets. This is combined with a continuing emphasis on cost control.

Total operating profit, including PRFs, of £83 million was five per cent higher than in 2004, with strong growth at the underlying level being partly offset by lower PRFs. In 2005, M&G earned £15 million in PRFs (first half 2004: £20 million), of which £12 million was contributed by PPM Capital (first half 2004: £19 million). It should be noted that both years are unusually high reflecting the realisation of a series of profitable investments by PPM Capital. Income from PRFs is expected to be significantly lower in future years.

US broker-dealer and fund management businesses
The broker-dealer and fund management operations reported a total profit of £18 million, compared with £9 million in the first half of 2004. This reflects an increase in profits from PPM America (PPMA), arising primarily due to a one-off £6 million revaluation of an investment vehicle managed by PPMA.

Curian
Curian provides innovative fee-based separately managed accounts. Curian incurred a loss of £6 million compared to a loss £11 million in the prior year, as the business continues to build scale.

Asian fund management business
Profit from the Asian fund management operations was £2 million for the half year, down 80 per cent from 2004 on CER, primarily reflecting a one-off charge of £10 million resulting from restructuring of the bond portfolios in Taiwan during the first half of 2005. Excluding this, operating profit grew by 20 per cent.

Egg
Egg’s total continuing operating profit for the first half of 2005 was £13 million, compared with £33 million in the same period last year. Impairment charges on loans and advances to customers increased in the first half of 2005, driven by the growth in unsecured lending balances and reflecting the stage of life cycle of the book. Despite the strong revenue from the credit card business, the revenue generated from the associated insurances on loans were lower than the same period in 2004, reflecting the planned reduction in personal loan disbursements compared to the record level achieved in 2004 following Egg’s decision to tighten its lending criteria.

Egg’s total profit was further impacted by a £10 million restructuring charge. The aim of the restructuring was to align the cost base with Egg’s strategy to focus on its core UK business and the estimated annual savings from this reorganisation are £12 million.

Other
Asia’s development expenses (excluding the regional head office expenses) for the half year decreased by 11 per cent at CER to £8 million, compared with £9 million in 2004. These development expenses primarily relate to repositioning the insurance operation in Japan.

Other net expenditure of £93 million compared to £102 million in 2004 at CER. This reflected an increase in investment return and

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FINANCIAL REVIEW
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other income as a result of the interest earned on the net proceeds from the 2004 Rights Issue offset by higher interest payable and head office costs. Head office costs (including Asia regional head office costs of £14 million) were £50 million, up £10 million on 2004 at CER. The increase mainly reflects the substantial work being undertaken for the implementation of IFRS, European Embedded Value, Sarbanes-Oxley and other regulatory costs.

TOTAL ACHIEVED PROFITS BASIS – RESULT BEFORE TAX FOR CONTINUING OPERATIONS
(Period-on-period comparisons below are based on RER)

Total achieved profit before tax and minority interest was £816 million up 26 per cent from £650 million in the first half of 2004. This reflects an increase in operating profit from £638 million to £834 million, together with a favourable movement of £381 million in short-term fluctuations in investment returns from negative £76 million to positive £305 million. This is offset by a negative movement of £241 million due to changes in economic assumptions; an adverse movement of £75 million in actuarial gains and losses on defined benefit pension schemes from positive £67 million for the half year 2004 to negative £8 million for the half year 2005; and a goodwill impairment charge of £95 million.

The UK component of short-term fluctuations in investment returns of £275 million reflects the difference between an actual investment return delivered in the first half of 2005 for the with-profits life fund of 7.4 per cent and the long-term assumed return of 3.3 per cent for the half year.

The US short-term fluctuations in investment returns of £11 million include a positive £42 million in respect of the difference between actual investment returns and long-term returns included in operating profit. For the first half of 2005, the primary factor was a return in excess of assumptions on limited partnership investments. It also includes a negative £31 million in relation to changed expectations of future profitability on variable annuity business in force due to the actual separate account return being lower than the long-term return reported within operating profit.

In Asia, short-term investment fluctuations were positive £29 million, compared with negative £38 million last year. These gains mainly reflect lower bond yields in Taiwan and the resulting unrealised gains.

Negative economic assumption changes of £220 million in 2005 compared with positive economic assumption changes of £21 million in 2004. Economic assumption changes in 2005 comprised negative £11 million in the UK and negative £230 million in Asia offset by positive £21 million in the US.

In the UK, economic assumption changes of negative £11 million reflect an increase in the future investment return assumption and an increase in the risk discount rate. An increase in the equity premium from 2.5 per cent to 3 per cent was offset partly by a decrease in the 15 year gilt rate. This has resulted in an overall movement in the risk discount rate from 7.2 per cent at 31 December 2004 to 7.3 per cent.

US economic assumption changes of £21 million primarily reflect the decrease in the risk discount rate following a fall in the 10 year treasury bond rate, offset by reductions in the projected fund earned and crediting rates.

Asia’s negative economic assumption change of £230 million reflects the effect of lower bond yields in Taiwan and other markets, which necessitated a reduction in fund earning rate assumptions.

The negative charge of £8 million for actuarial gains and losses on the Group’s defined benefit pension schemes reflects the consequential impact of accounting for these schemes on a basis consistent with that applied for IFRS reporting. The actuarial gains and losses reported for achieved profits reflect the amounts attributable to shareholders, including the 10 per cent interest of the deficits attributable to the PAC with-profits funds. The movements primarily reflect short-term volatility in the values of the scheme assets and changes in market bond rates that are used for discounting projected future benefit cash flows.

TOTAL ACHIEVED PROFITS BASIS – RESULT AFTER TAX FOR CONTINUING OPERATIONS
Profit after tax and minority interest was £511 million compared with £424 million in 2004. The tax charge of £300 million compares with a tax charge of £215 million in the first half of 2004. Minority interest in the Group results was negative £5 million.

The effective tax rate at an operating profit level was 29 per cent. This compares with effective rates on the operating profits for the 2004 half year and full year of 30 per cent and 28 per cent respectively. The effective tax rate at the total achieved profit level of 37 per cent was higher than the 29 per cent effective rate on operating profit primarily due to the effect of impairment of goodwill (which does not attract tax relief), and the impact of short-term fluctuations in investment returns and changes in economic assumptions not all of which are tax affected.

EUROPEAN EMBEDDED VALUE BASIS REPORTING
Prudential believes that embedded value reporting provides investors with a truer measure of the underlying profitability of the Group’s long-term businesses and is a valuable supplement to statutory accounts.

As a signatory to the European CFO Forum’s European Embedded Value (EEV) Principles, Prudential will adopt EEV methodology for its 2005 year end results. This will replace the achieved profits basis, the current supplementary basis of reporting. The effect of implementation of EEV was outlined in the announcement on 2 June 2005.

The main impact on the results, compared to the achieved profits basis, arises from the effect of changes to the assumed level of locked in capital allocated to each business, the adoption of product-specific risk discount rates, and an explicit valuation of the time value of options and guarantees. The EEV results also include the value of future profits from service companies (including fund management operations) that support the Group’s long-term businesses.

STATUTORY BASIS RESULTS
Impact of IFRS Basis Reporting
Prudential is required to implement International Financial Reporting Standards (IFRS) from a restated opening position as at 1 January 2004. Details of the effects of the changes are included in the notes to the financial statements and were announced on 2 June 2005. The three areas of change that are of particular relevance to Prudential’s results are:

altered profit recognition for UK and Europe unit-linked business;

altered valuation bases for JNL derivatives and fixed income securities; and

recognition of the shareholders’ share of deficits on defined benefit pension schemes in shareholders’ equity.

The Group has also applied a discretionary change of accounting treatment which relates to the basis of determining longer-term returns for fixed interest securities included in operating profits. Total profit before tax is unaffected by this change.

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Operating profits have not been significantly altered by the implementation of IFRS. However, total profit before tax now includes value movements on derivatives that JNL uses for economic hedging together with actuarial gains and losses on the Group’s defined benefit pension schemes, and are expected to be more volatile as a result. In addition, IFRS basis shareholders’ funds will be more volatile from period to period for market value movements on fixed income securities of JNL which are classified as available for sale.

Prudential does not expect the adoption of IFRS to have a significant impact on its business or its underlying financial position.

Basis of Presentation
IFRS has been implemented such that IAS 32 and IAS 39 (dealing with financial instruments) apply from 1 January 2005 rather than the beginning of 2004. This is the approach taken by most of the banking industry and reflects the Group’s ownership of Egg. IFRS 4 (Insurance Contracts), has also been applied from 1 January 2005. The Group’s statutory IFRS basis financial statements reflect this basis of application.

Prudential’s approach to IAS 39 adoption is, however, important to the reporting and understanding of the Group’s insurance businesses, particularly for JNL. Included within this report as supplementary information are ‘Pro forma’ results that reflect the effects of IFRS 4 and IAS 39 had these standards been applied to Prudential’s insurance operations in 2004.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
IFRS Basis Operating Profits (based on longer-term investment returns)
Total operating profit before tax, based on longer-term investment returns for continuing operations on the IFRS basis was £469 million, £95 million up on the pro forma IFRS basis result for the first half of 2004 at CER. At RER, operating profit was up £94 million.

In UK and Europe, IFRS operating profit was £187 million in 2005, an increase of 22 per cent on 2004. This reflected an £8 million increase in profit from the with-profits fund, reflecting bonus rates announced in February 2005 and an increase in annuity sales.

The US operations’ result of £169 million, which is based on US GAAP, adjusted where necessary to comply with IFRS and the Group’s basis of presenting operating profit based on longer-term investment returns, was up 12 per cent on the pro forma 2004 result at CER. At RER, operating profit based on longer-term investment returns for continuing operations was nine per cent higher than the pro forma basis 2004 result.

In determining the US results, longer-term returns for fixed income securities reflect the altered basis which is to incorporate an RMR charge for longer-term defaults and amortisation of interest related realised gains and losses.

The US result of £169 million, up 12 per cent on the pro forma 2004 result at CER, reflects increased spread and fee income offset by higher deferred acquisition costs (DAC) amortisation, together with increased profits from PPMA. The 2004 half year result benefited from two one-off items, a favourable legal settlement of £28 million (£20 million after related change to amortisation of DAC) and a positive £7 million adjustment arising from the adoption of SOP 03-01 (Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long Duration Contracts and for Separate Accounts). In 2005, the increase in PPMA profits arose primarily due to a one-off £6 million revaluation of an investment vehicle managed by PPMA.

In Asia, IFRS profits increased to £118 million from £69 million at CER in 2004 (excluding development and regional head office costs). This includes a contribution of £34 million from exceptional items, of which the largest is a one-off reserve release due to the introduction of a risk based capital regulatory framework in Singapore. This result also reflects the steady increase in the operating profit from the established life insurance operations (Singapore, Malaysia and Hong Kong) of £57 million for the half year as well as the Indonesian and Vietnamese life businesses starting to make meaningful contributions.

IFRS BASIS OPERATING PROFIT (BASED ON LONGER-TERM INVESTMENT RETURNS)
		Pro forma *		Pro forma *
		Half year		Half year
	Half year	CER		RER
	2005	2004		2004
	£m	£m	Change	£m	Change

Insurance business:
UK and Europe	187	153	22%	153	22%
US	157	153	3%	157	0%
Asia	116	59	97%	58	100%
Asia development expenses	(8)	(9)	11%	(10)	20%

	452	356	27%	358	26%

Fund management business:
M&G	83	79	5%	79	5%
US broker-dealer and fund management	18	9	100%	9	100%
Curian	(6)	(11)	45%	(11)	45%
Asia fund management	2	10	(80)%	10	(80)%

	97	87	11%	87	11%

Banking:
Egg (UK)	13	33	(61)%	33	(61)%

Other income and expenditure	(93)	(102)	9%	(103)	10%

Operating profits from continuing operations	469	374	25%	375	25%

*The comparative IFRS results shown above are prepared on a ‘pro forma’ basis which reflects the estimated effect on the 2004 results as if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group’s insurance operations together with the discretionary change for the basis of determining longer-term investment returns, as disclosed on 2 June 2005.

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IFRS Basis – Total Profit Before Tax for Continuing Operations
(Period-on-period comparisons below are based on RER)

Total IFRS basis profit before tax and minority interest for 2005 was £460 million. This compares with £488 million on the pro forma basis for the half year 2004. The decrease reflects: growth in operating profit of £94 million; an improvement in short-term fluctuations in investment return, up £29 million from the first half of 2004 to positive £94 million; offset by a goodwill impairment charge of £95 million in relation to the Japanese life business and a £56 million negative movement from the prior year in actuarial gains and losses attributable to shareholder-backed operations in respect of the Group’s defined benefit pension schemes.

The development of the Japanese life business has been slower than expected and to reflect this there has been an impairment of the purchased goodwill associated with this business by £95 million to £25 million.

A primary component of the £94 million of short-term fluctuations in investment returns is for value movements in JNL’s derivative book. Prudential has chosen not to seek to attempt to hedge account under IAS 39 for these derivatives. To do so would have required changes to the way JNL manage its assets and liabilities which the Group believes would not be in the economic interests of the business.

For 2005, value movements on JNL’s derivatives contributed positive £36 million to the £94 million of total short-term fluctuations in investment returns. This compares with positive £92 million of JNL derivative value movement within pro forma IFRS basis 2004 short-term fluctuations in investment returns.

IFRS Basis – Total Profit After Tax for Continuing Operations
Profit after tax and minority interest was £299 million compared with £307 million in 2004. The effective rate of tax on operating profits, based on longer-term investment returns, was 29 per cent. This compares with an effective rate of 31 per cent for half year 2004 and 30 per cent for full year 2004 on the pro forma basis.

The effective rate of tax at the total IFRS profit level for 2005 was 34 per cent. This compares with an effective rate of 35 per cent for half year 2004 and 29 per cent for full year 2004 on the pro forma basis.

EARNINGS PER SHARE
Earnings per share based on achieved profits basis operating profit after tax and related minority interest were 25.2 pence, compared with a restated figure of 21.1 pence for the 2004 half year. Earnings per share on an IFRS operating profit basis after tax and related minority interest were 14.0 pence compared with a restated figure of 12.2 pence for the 2004 half year on the pro forma basis.

Basic earnings per share, based on total achieved profits basis profit, were 21.7 pence compared with a restated figure of 19.8 pence for the 2004 half year. Basic earnings per share, based on total IFRS profit were 12.7 pence compared with a restated figure of 14.2 pence for the 2004 half year on the pro forma basis.

DIVIDEND PER SHARE
The interim dividend per share of 5.3 pence represents a two per cent increase on the 2004 interim dividend of 5.19 pence (as restated for the bonus element of the October 2004 Rights Issue) and will be paid on 28 October 2005. We intend to maintain our current dividend policy, with the level of dividend growth being determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long-term.

SHAREHOLDERS’ FUNDS
On the achieved profits basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 30 June 2005 were £9.3 billion, an increase of £0.5 billion from the 2004 year end level after restating for relevant IFRS changes. This six per cent increase primarily reflects: total achieved profits basis operating profit of £834 million; a £305 million favourable movement in short-term fluctuations in investment returns; and the positive impact of £242 million for foreign exchange movements. These were offset by: a £220 million negative movement due to changes in economic assumptions; a tax charge of £300 million; dividend payments of £213 million made to shareholders (net of scrip dividend); and the impairment charge of £95 million in respect of purchased goodwill associated with the Japanese life business.

Statutory IFRS basis shareholders’ funds at 30 June 2005 were £5.0 billion. This compares with £4.8 billion on the pro forma IFRS basis, at 31 December 2004. The increase primarily reflects: profit after tax of £300 million and positive foreign exchange movements of £183 million, offset by dividend payments to shareholders (net of scrip dividend) of £213 million.

CASH FLOW
The table below shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group’s resources than the format of the statement required by IFRS.

The Group holding company received £279 million in cash remittances from business units in the first half of 2005 (2004: £308 million) comprising the shareholders’ statutory life fund transfer of £198 million relating to the 2004 bonus declarations, of which £194 million was remitted from the UK and £4 million from Asia, together with other remittances from subsidiaries of £81 million. Prudential expects the life fund transfer to continue broadly at this level.

In the second half of 2005, a £100 million special dividend is due from the PAC shareholders’ funds in respect of profits arising from earlier business disposals, and an estimated payment of US$150 million is expected from JNL.

CASH FLOW
	Half year	Half year
	2005	2004
	£m	£m

Cash remitted by business units:
UK life fund transfer*	194	208
Asia	58	62
M&G	27	38

Total cash remitted to Group	279	308
Net interest paid	(54)	(77)
Dividends paid	(252)	(214)
Scrip dividends and share options	40	61

Cash remittances after interest and dividends	13	78
Tax received	36	–
Corporate activities	(36)	(30)

Cash flow before investment in businesses	13	48
Capital invested in business units:
UK and Europe	(9)	(28)
Asia	(80)	(88)

Decrease in cash	(76)	(68)

*In respect of prior year’s bonus declarations.

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After net dividends and interest paid, there was a net cash inflow of £13 million (2004: £78 million). The Group holding company paid £36 million in respect of corporate activities during the first half of 2005 and received £36 million in respect of tax.

The Group invested £89 million (2004: £116 million) during the first half of the year, including £9 million in its UK operations and £80 million in Asia. Net investment in Asia was £91 million for the 2004 full year and is expected to remain broadly the same in 2005. Prudential continues to expect that its Asian operations will be a net capital provider to the Group in 2006. The capital requirement for the UK business is expected to be up to £250 million for 2005. The UK business has managed its capital efficiently in the first half of 2005 but we expect it to draw significantly more capital in line with expectations in the second half of the year.

In aggregate, the first six months of 2005 saw a decrease in cash of £76 million (2004: £68 million).

SHAREHOLDERS’ BORROWINGS AND FINANCIAL FLEXIBILITY
Net core structural borrowings at 30 June 2005 were £1,364 million compared with £1,236 million at 31 December 2004. This reflects the net cash outflow of £76 million and exchange conversion losses of £52 million.

The Group also has access to £1,400 million committed bank facilities provided by 14 major international banks, and a £500 million committed securities lending liquidity facility.

The Group is funded centrally, except for Egg which is responsible for its own financing. The Group’s core debt is managed to be within a target level consistent with its current debt ratings. At 30 June 2005, the gearing ratio, on an achieved profits basis including hybrid debt (net of cash and short-term investments) was 13 per cent compared with 12 per cent at 31 December 2004.

Prudential plc enjoys strong debt ratings from Moody’s, Standard & Poor’s and Fitch Ratings. Prudential’s long-term senior debt is rated A2 (stable outlook) by Moody’s, AA– (negative outlook) by Standard & Poor’s and AA– (stable outlook) by Fitch Ratings. Prudential’s short-term debt is rated as P-1 by Moody’s, A1+ by Standard & Poor’s and F1+ by Fitch Ratings.

Based on the achieved profits basis operating profit from continuing operations and interest payable on core structural borrowings, interest cover was 11 times for the first half of 2005 compared with 10 times for the first half of 2004.

In July 2005, US$300 million of perpetual subordinated capital securities priced at 6.5 per cent were raised via a US retail offer. The proceeds of this issue qualify as Group regulatory capital for Financial Groups Directive purposes and will be used to repay the non-qualifying £150 million senior debt maturing in 2007. This issuance of hybrid debt capital remains part of Prudential’s financing plan as set out in the 2004 annual report.

FUNDS UNDER MANAGEMENT
Funds under management across the Group at 30 June 2005 totalled £214 billion compared with £197 billion at 31 December 2004. The total includes £177 billion of Group internal funds under management and £37 billion of external funds under management.

UNALLOCATED SURPLUS OF WITH-PROFITS FUNDS
The accounting basis of recognition of surpluses in the PAC long-term fund has altered for the main PAC with-profit funds. For 2004 reporting the unallocated surplus, previously known as the Fund for Future Appropriations (FFA), reflected the excess of assets over liabilities of the fund with technical provisions being determined on a basis consistent with the Peak 1 regulatory approach and with deferral of acquisition costs. The Peak 1 basis reflects bonuses declared to date with no explicit valuation of guarantees and options. For 2005, as part of the implementation of IFRS 4, the Group has effectively adopted the provisions of the UK reporting standard FRS 27 (Life Assurance).

FRS 27 follows closely the requirements of the FSA’s new realistic regime with the following key features for the UK regulated with-profits funds:

de-recognition of deferred acquisition costs;

establishing realistic liabilities that reflect policyholder benefits based on asset shares (i.e. including projected future bonuses); and

explicitly valuing product options and guarantees on a market consistent basis.

Under FRS 27 the liabilities are adjusted to exclude the shareholders’ share of future cost of bonuses that is recognised for regulatory purposes, with a corresponding increase to the unallocated surplus. After these adjustments and IFRS measurement changes, the unallocated surplus of the PAC with-profits fund at 1 January 2005 was £8.0 billion.

At 30 June 2005, the PAC unallocated surplus was £8.8 billion. The change of £0.8 billion in the unallocated surplus of the PAC with-profits fund between 1 January 2005 and 30 June 2005 reflects the return on the assets representing the surplus; and the reduced cost of the product guarantees.

FINANCIAL STRENGTH OF THE UK LONG-TERM FUND
United Kingdom
The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis estimated to be around £7.3 billion compared with approximately £6.5 billion at the end of 2004. On a realistic basis, with liabilities recorded on a market consistent basis, the free assets of the fund are estimated to be valued at around £6.3 billion before a deduction for the risk capital margin.

The size of the inherited estate fluctuates from year-to-year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority (FSA) the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

The PAC long-term fund is rated AA+ by Standard & Poor’s, Aa1 by Moody’s and AA+ by Fitch Ratings.

PHILIP BROADLEY
GROUP FINANCE DIRECTOR

26 July 2005

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ACHIEVED PROFITS BASIS RESULTS

RESULTS SUMMARY
			Restated		Restated
	Half year		Half year		Full year
	2005		2004		2004
	£m		£m		£m

UK and Europe Insurance Operations	182		240		450
M&G	83		79		136
Egg	13		33		61

UK and Europe Operations	278		352		647
US Operations	429		220		413
Asian Operations	228		179		391
Other income and expenditure (including Asia development expenses)	(101)		(113)		(212)

Operating profit from continuing operations based on longer-term investment returns
before exceptional items	834		638		1,239
Goodwill impairment charge	(95)		–		–
Short-term fluctuations in investment returns	305		(76)		587
Shareholders’ share of actuarial gains and losses on defined benefit pension schemes	(8)		67		(12)
Effect of changes in economic assumptions	(220)		21		(100)

Profit from continuing operations before tax (including actual investment returns)	816		650		1,714
Tax	(300)		(215)		(491)

Profit from continuing operations after tax before minority interest	516		435		1,223
Discontinued operations (net of tax)	1		(17)		(94)

Total profit for the period	517		418		1,129

Attributable to:
Equity holders of the parent company	512		411		1,130
Minority interest	5		7		(1)

Total profit for the period	517		418		1,129

Earnings per share

Continuing operations
From operating profit, based on longer-term investment returns, after tax and related minority interest	25.2	p	21.1	p	41.5	p
Adjustment for goodwill impairment charge	(4.0	)p	–		–
Adjustment from post-tax long-term investment returns to post-tax actual investment returns
(after related minority interest)	9.1	p	(3.5	)p	18.6	p
Adjustment for post-tax shareholders’ share of actuarial gains and losses on defined benefit
pension schemes	(0.3	)p	2.3	p	(0.3	)p
Adjustment for post-tax effect of changes in economic assumptions	(8.3	)p	0.5	p	(3.4	)p

Based on profit from continuing operations after minority interest	21.7	p	20.4	p	56.4	p

Discontinued operations
Based on profit (loss) from discontinued operations after minority interest	0.0	p	(0.6	)p	(3.1	)p

Total – based on total profit for the period after minority interest	21.7	p	19.8	p	53.3	p

Average number of shares (million)	2,361		2,075		2,121

Dividends per share

Dividends relating to reporting period:
Interim dividend (2005 and 2004)	5.30	p	5.19	p	5.19	p
Final dividend (2004)	–		–		10.65	p

Total	5.30	p	5.19	p	15.84	p

Dividends declared and paid in reporting period:
Current period interim dividend	–		–		5.19	p
Final dividend for prior period	10.65	p	10.29	p	10.29	p

Total	10.65	p	10.29	p	15.48	p

14   PRUDENTIAL PLC INTERIM REPORT 2005

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TOTAL INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS

INSURANCE PRODUCTS AND INVESTMENT PRODUCTS*

	Insurance products*			Investment products*			Total

	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
	2005	2004	2004	2005	2004	2004	2005	2004	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK and Europe Operations	4,600	2,709	6,538	3,579	2,177	5,845	8,179	4,886	12,383
US Operations	2,705	2,348	4,420	217	200	418	2,922	2,548	4,838
Asian Operations	674	521	1,172	9,421	9,584	18,845	10,095	10,105	20,017

Group total	7,979	5,578	12,130	13,217	11,961	25,108	21,196	17,539	37,238

INSURANCE PRODUCTS – NEW BUSINESS PREMIUMS AND CONTRIBUTIONS*
							Annual premium and
	Single			Regular			contribution equivalents

	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
	2005	2004	2004	2005	2004	2004	2005	2004	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK and Europe Insurance Operations
Direct to customer
Individual annuities	365	306	630	–	–	–	37	31	63
Individual pensions and life	14	12	19	5	6	10	6	7	12
Department of Work and Pensions rebate business	234	252	265	–	–	–	23	25	27

Total	613	570	914	5	6	10	66	63	102

Business-to-business
Corporate pensions	114	77	153	67	75	137	78	83	152
Individual annuities	98	94	229	–	–	–	10	9	23
Bulk annuities	321	210	474	–	–	–	32	21	47

Total	533	381	856	67	75	137	120	113	222

Intermediated distribution
Life	551	446	1,001	3	2	5	58	46	105
Individual annuities	557	545	1,180	–	–	–	56	55	118
Individual and corporate pensions	62	150	189	14	16	25	20	31	44
Department of Work and Pensions rebate business	80	92	89	–	–	–	8	9	9

Total	1,250	1,233	2,459	17	18	30	142	141	276

Partnerships
Life	426	341	790	1	1	2	44	35	81
Individual and bulk annuities	1,569	48	1,249	–	–	–	157	5	125

Total	1,995	389	2,039	1	1	2	201	40	206

Europe
Life	119	36	89	–	–	2	12	4	11

Total UK and Europe Insurance Operations	4,510	2,609	6,357	90	100	181	541	361	817

US Operations
Fixed annuities	410	573	1,130	–	–	–	41	57	113
Fixed index annuities	296	158	429	–	–	–	30	16	43
Variable annuities	1,185	1,006	1,981	–	–	–	118	101	198
Life	6	4	16	5	6	12	6	6	14
Guaranteed Investment Contracts	187	32	180	–	–	–	19	3	18
GIC – Medium-Term Notes	616	569	672	–	–	–	61	57	67

Total	2,700	2,342	4,408	5	6	12	275	240	453

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TOTAL INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS
CONTINUED

INSURANCE PRODUCTS – NEW BUSINESS PREMIUMS AND CONTRIBUTIONS* CONTINUED
							Annual premium and
	Single			Regular			contribution equivalents

	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
	2005	2004	2004	2005	2004	2004	2005	2004	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Asian Operations
China	5	5	9	9	6	16	10	7	17
Hong Kong	147	108	255	35	35	78	50	46	103
India (Group’s 26% interest)	2	3	5	27	17	33	27	17	33
Indonesia	27	21	38	18	14	28	21	16	32
Japan	11	7	17	2	3	7	3	4	9
Korea	10	27	36	59	27	60	60	30	64
Malaysia	6	3	7	29	21	61	29	21	62
Singapore	117	96	199	23	20	47	35	30	67
Taiwan	72	30	88	55	57	143	62	60	151
Other	4	4	8	16	17	37	16	17	38

Total	401	304	662	273	217	510	313	248	576

Group total	7,611	5,255	11,427	368	323	703	1,129	849	1,846

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one tenth of single new business amounts.

INVESTMENT PRODUCTS – FUNDS UNDER MANAGEMENT*
				Market
	1 Jan	Gross		and other	30 Jun
	2005	inflows	Redemptions	movements	2005
	£m	£m	£m	£m	£m

UK and Europe Operations	28,705	3,579	(1,899)	786	31,171
US Operations	550	217	(56)	43	754
Asian Operations	7,832	9,421	(8,723)	1,225	9,755

Group total	37,087	13,217	(10,678)	2,054	41,680

* The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as ‘insurance’ refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 (Insurance Contracts) as not containing significant insurance risk. These products are described as investment contracts under IFRS 4. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK and Europe Insurance Operations and Guaranteed Investment Contracts written in US Operations.

Investment products referred to in the tables above are unit trust, mutual funds and similar types of fund management arrangements. These are unrelated to insurance products that are classified as ‘investment contracts’ under IFRS 4, as described above, although similar IFRS recognition principles apply to the acquisition costs and fees attaching to this type of business.

16   PRUDENTIAL PLC INTERIM REPORT 2005

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ACHIEVED PROFITS BASIS RESULTS

OPERATING PROFIT FROM CONTINUING OPERATIONS BASED ON LONGER-TERM INVESTMENT RETURNS BEFORE EXCEPTIONAL ITEMS
Results analysis by business area
		Restated	Restated
	Half year	Half year	Full year
	2005	2004	2004
	£m	£m	£m

UK and Europe Operations
New business	159	88	220
Business in force	23	152	230

Long-term business	182	240	450
M&G	83	79	136
Egg	13	33	61

Total	278	352	647

US Operations
New business	102	82	156
Business in force	315	140	271

Long-term business	417	222	427
Broker-dealer and fund management	18	9	15
Curian	(6)	(11)	(29)

Total	429	220	413

Asian Operations
New business	152	135	312
Business in force	74	34	60

Long-term business	226	169	372
Fund management	2	10	19
Development expenses	(8)	(10)	(15)

Total	220	169	376

Other income and expenditure
Investment return and other income	45	16	44
Interest payable on core structural borrowings	(84)	(74)	(154)
Corporate expenditure:
Group Head Office	(36)	(23)	(51)
Asia Regional Head Office	(14)	(18)	(29)
Charge for share-based payments for Prudential schemes	(4)	(4)	(7)

Total	(93)	(103)	(197)

Operating profit from continuing operations based on longer-term investment returns
before exceptional items	834	638	1,239

Analysed as profits (losses) from:
New business	413	305	688
Business in force	412	326	561

Long-term business	825	631	1,249
Asia development expenses	(8)	(10)	(15)
Other operating results	17	17	5

Total	834	638	1,239

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ACHIEVED PROFITS BASIS RESULTS
CONTINUED

SUMMARISED CONSOLIDATED BALANCE SHEET
		Restated	Restated
	Half year	Half year	Full year
	2005	2004	2004
	£m	£m	£m

Total assets less liabilities, excluding insurance funds	160,255	137,376	148,639
Less insurance funds*:
Technical provisions (net of reinsurers’ share) and unallocated surplus of with-profits funds	(155,266)	(134,024)	(144,149)
Less: shareholders’ accrued interest in the long-term business	4,317	3,884	4,272

	(150,949)	(130,140)	(139,877)

Total net assets	9,306	7,236	8,762

Share capital	119	101	119
Share premium	1,561	553	1,558
Other statutory basis shareholders’ funds (following adoption of IFRS)	3,309	2,698	2,813
Additional achieved profits basis retained profit	4,317	3,884	4,272

Shareholders’ capital and reserves (excluding minority interest)	9,306	7,236	8,762

*Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

MOVEMENT IN SHAREHOLDERS’ CAPITAL AND RESERVES (EXCLUDING MINORITY INTEREST)
		Restated	Restated
	Half year	Half year	Full year
	2005	2004	2004
	£m	£m	£m

Profit for the period (net of minority interest)	512	411	1,130
Items taken directly to equity:
Cumulative effect of changes in accounting principles on adoption of IAS 32, IAS 39 and IFRS 4,
net of applicable taxes, at 1 January 2005	(25)	–	–
Unrealised valuation movements on securities classified as available-for-sale from 1 January 2005	4	–	–
Movement on cash flow hedges	(7)	–	–
Exchange movements	242	(53)	(240)
Related tax	30	5	12
Proceeds from Rights Issue, net of expenses	–	–	1,021
Other new share capital subscribed	40	61	119
Dividends	(253)	(214)	(323)
Reserve movements in respect of share-based payments	6	3	10
Own shares:
Own shares purchased in respect of share-based payment plans	0	0	(4)
Movement on Prudential plc shares purchased by unit trusts newly consolidated under IFRS	(5)	0	14

Net increase in shareholders’ capital and reserves	544	213	1,739

Shareholders’ capital and reserves at beginning of period (excluding minority interest):
As previously reported	8,596	7,005	7,005
Adjustments on implementation of statutory IFRS (excluding IAS 32, IAS 39 and IFRS 4)	166	18	18

As restated	8,762	7,023	7,023

Shareholders’ capital and reserves at end of period (excluding minority interest)	9,306	7,236	8,762

Comprising:

UK and Europe Operations:
Long-term business	4,433	3,580	4,051
M&G:
Net assets	275	333	300
Acquired goodwill	1,153	1,153	1,153
Egg	266	353	273

	6,127	5,419	5,777

US Operations	3,114	2,570	2,596
Asian Operations:
Net assets	1,815	1,482	1,736
Acquired goodwill	197	292	292
Other operations:
Holding company net borrowings	(1,224)	(2,055)	(1,106)
Other net liabilities	(723)	(472)	(533)

	9,306	7,236	8,762

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BASIS OF PREPARATION OF RESULTS
The achieved profits basis results have been prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 ‘Supplementary Reporting for Long-Term Insurance Business (the Achieved Profits Method)’.

Under this guidance, for most countries long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on fixed income securities. This ‘active’ basis of assumption setting has been applied in preparing the results of the Group’s UK, European and US long-term business operations. For the Group’s Asian operations, the active basis is appropriate for business written in Japan and Korea and for US dollar denominated business written in Hong Kong. An exception to this general rule is that for countries where long-term fixed income securities markets are underdeveloped, investment return assumptions and risk discount rates should be based on an assessment of long-term economic conditions. Except for the countries listed above, this alternative basis is appropriate for the Group’s Asian operations.

The key economic assumptions are set out below:

	Half year	Half year	Full year
	2005	2004	2004

UK and Europe Insurance Operations
Pre-tax expected long-term nominal rates of investment return:
UK equities	7.2%	7.6%	7.1%
Overseas equities	7.0% to 7.9%	7.3% to 8.3%	6.8% to 7.8%
Property	6.5%	6.8%	6.3%
Gilts	4.2%	5.1%	4.6%
Corporate bonds	5.1%	6.1%	5.5%
Assets of PAC with-profits fund (applying the rates listed above to the
investments held by the fund)	6.6%	7.1%	6.5%
Expected long-term rate of inflation	2.8%	3.1%	2.9%
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)	6.6%	7.1%	6.5%
Life business	5.8%	6.2%	5.7%
Risk margin included within the risk discount rate	3.1%	2.6%	2.6%
Risk discount rate	7.3%	7.7%	7.2%

US Operations
Expected long-term spread between earned rate and rate credited to policyholders	1.75%	1.75%	1.75%
US 10 year treasury bond rate at end of period	4.0%	4.6%	4.3%
Risk margin included within the risk discount rate	3.1%	3.1%	3.1%
Risk discount rate	7.1%	7.7%	7.4%

Asian Operations
Weighted pre-tax expected long-term nominal rate of investment return	7.0%	6.8%	6.6%
Weighted expected long-term rate of inflation	3.2%	3.1%	3.0%
Weighted risk discount rate	10.0%	9.9%	9.6%

The risk margin for UK and Europe Insurance Operations has been increased to 3.1% following re-assessment in the light of the intention to use the European Embedded Value (EEV) basis for 2005 year end reporting (see note (g)).

The economic assumptions shown above for the Asian Operations have been determined by weighting each country’s assumptions by reference to the achieved profits basis operating results for new business written in the relevant period.

NOTES ON THE UNAUDITED ACHIEVED PROFITS BASIS RESULTS
(a) The achieved profits basis results for the 2005 and 2004 half years are unaudited. The results for the 2004 full year are also unaudited and have been derived from the achieved profits basis supplement to the Company’s statutory accounts for that year and then adjusted for the application of IFRS where appropriate as described in note (d). The supplement included an unqualified audit report from the auditors.

(b) Under the achieved profits basis, the operating profit from new business represents the profitability of new long-term insurance business written in the period and the operating profit from business in force represents the profitability of business on the books at the start of the period. These results are combined with the statutory basis results of the Group’s other operations including banking and fund management business. The effects of short-term fluctuations in investment returns and of changes in economic assumptions on shareholders’ funds at the start of the reporting period are excluded from operating profit but included in total profit. In the directors’ opinion, the achieved profits basis results provide a more realistic reflection of the performance of the Group’s long-term business operations than results under the statutory basis.

(c) The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

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ACHIEVED PROFITS BASIS RESULTS
CONTINUED

NOTES ON THE UNAUDITED ACHIEVED PROFITS BASIS RESULTS CONTINUED
(d) The achieved profits basis results for the Group reflect the application of the changes the Group expects to apply in its full year 2005 IFRS basis financial statements to the extent applicable. The results of long-term business operations are significantly altered only for the changed basis of determining longer-term investment returns credited to operating results.

The significant changes of policy that affect the 2004 and 2005 results for non-insurance operations principally relate to pension costs, goodwill, the timing basis of recognition of external dividends, and altered measurement of acquisition costs and front end fees of fund management business. The detail of these policy changes is described in note B to the statutory basis financial statements. The change in respect of pension costs is augmented under the achieved profits basis to reflect the Group’s 10% interest in the share of the deficits of the UK defined benefit pension schemes that are attributable to the PAC with-profits fund.

The impact of adoption of IAS 39 and IFRS 4 from 1 January 2005 is restricted under the achieved profits basis to non-insurance operations, as described in the statutory basis financial statements. Results attributable to shareholders for long-term businesses are not affected. In particular, the investment and derivative value volatility reflected in the statutory basis results for JNL does not feature due to the methodology of the achieved profits basis. The methodology seeks to value the future emergence of surplus, which in the case of JNL’s type of business is unaffected by temporary valuation movements.

(e) The impact of restating the half year and full year 2004 achieved profits basis results for the changes of policy on adoption of IFRS and discretionary changes to longer-term investment returns is as follows:

	Half year 2004			Full year 2004

	As			As
	previously			previously
	published	Change	Restated	published	Change	Restated
	£m	£m	£m	£m	£m	£m

Operating profit from continuing operations based on longer-term
investment returns (note (i))	587	51	638	1,144	95	1,239
Amortisation of goodwill (note (ii))	(48)	48	0	(94)	94	0
Short-term fluctuations in investment returns (note (iii))	(26)	(50)	(76)	679	(92)	587
Shareholders’ share of actuarial gains and losses on defined benefit
pension schemes	–	67	67	–	(12)	(12)
Effect of change in economic assumptions	21	–	21	(100)	–	(100)

Profit from continuing operations before tax attributable to shareholders
(including actual investment returns)	534	116	650	1,629	85	1,714

Shareholders’ funds (excluding minority interest) (note (iv))	7,222	14	7,236	8,596	166	8,762

(i) Operating profit from continuing operations, based on longer-term investment returns
	Half year	Full year
	2004	2004
	£m	£m

Discretionary change to longer-term investment returns:
US Operations	56	110
Asian Operations	(6)	(9)
IFRS changes	1	(6)

Total changes	51	95
Operating profit – as previously published	587	1,144

Operating profit – as restated	638	1,239

20   PRUDENTIAL PLC INTERIM REPORT 2005

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(ii) Amortisation of goodwill
Under IFRS 3 (Business Combinations) and IFRS 1 (First-time Adoption of International Financial Reporting Standards) goodwill as previously reported at the date of adoption of IFRS, which is 1 January 2004, is left unaltered subject to annual impairment testing. Amortisation charges reported on the previous basis are no longer permitted.

(iii) Short-term fluctuations in investment returns including investment return attributable to minority interest in consolidated investment funds

	Half year	Full year
	2004	2004
	£m	£m

Discretionary change to longer-term investment returns (as above):
US Operations	(56)	(110)
Asian Operations	6	9
IFRS changes	0	9

Total changes	(50)	(92)
Short-term fluctuations in investment returns – as previously published	(26)	679

Short-term fluctuations in investment returns – as restated	(76)	587

(iv) Shareholders’ funds (excluding minority interest)
	Half year	Full year
	2004	2004
	£m	£m

Changes consequent on adoption of IFRS:
Timing difference on recognition of dividend declared after balance sheet date	109	253
Shareholders’ share of deficit on UK defined benefit pension schemes (net of deferred tax):
Statutory IFRS basis	(73)	(115)
Additional change for shareholders’ 10% interest on the achieved profits basis in the deficit attributable
to the PAC with-profits fund	(30)	(47)
Goodwill	48	94
Other items (net of related tax)	(40)	(19)

Total changes	14	166
Shareholders’ funds, net of minority interest – as previously published	7,222	8,596

Shareholders’ funds, net of minority interest – as restated	7,236	8,762

(f) Consistent with prior periods for the Taiwan operation, the projections include an assumption of phased progression from current rates to the long-term expected rates over a remaining period of eight years. This takes into account the effect on bond values of interest rate movements. The principal cause of the £220m charge for the effect of changed economic assumptions is the reduction in short-term earned rates in Taiwan. This reduction has the effect of delaying the emergence of the expected long-term rates.

(g) In its full year 2005 financial statements, the Group intends to replace the use of the achieved profits basis methodology by the European Embedded Value (EEV) principles issued by the CFO forum of the major European Life Insurers in May 2004. Details of the Group’s application of the EEV principles are available at the Group’s website, www.prudential.co.uk.

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INTERNATIONAL FINANCIAL REPORTING STANDARDS BASIS RESULTS

SUMMARY INCOME STATEMENT
	Half year		Half year		Full year
	2005		2004		2004
	£m		£m (note C)		£m (note C)

Insurance contract revenues	8,159		7,397		16,099
Investment income (including realised gains and losses, and unrealised appreciation of investments
categorised under IAS 39 as ‘fair value through profit and loss’)	9,560		3,245		15,742
Other income	982		886		2,026

Total revenue (note D)	18,701		11,528		33,867

Benefits and claims for insurance contracts, and movement in unallocated surplus of with-profits funds determined after charging taxes borne by policyholders and unallocated surplus of with-profits
funds and unit-linked policies	(14,919)		(8,582)		(26,584)
Acquisition costs and other operating expenditure	(3,036)		(2,208)		(5,526)
Interest on structural borrowings of shareholder-financed operations (including Egg) and
with-profits operations	(104)		(94)		(196)

Total charges (note D)	(18,059)		(10,884)		(32,306)

IFRS basis income before tax (representing income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits
funds, unit-linked policies and shareholders) (notes B and D)	642		644		1,561
Income tax expense attributable to policyholders and unallocated surplus of with-profits funds and
unit-linked policies	(182)		(249)		(711)

Profit from continuing operations (including actual investment returns) before tax attributable to
shareholders (notes B, D and E)	460		395		850
Income tax (expense) benefit attributable to shareholders:
Total income tax expense* (note M)	(338)		(387)		(951)
Less: income tax attributable to policyholders and unallocated surplus of with-profits funds and
unit-linked policies	182		249		711

Income tax expense attributable to shareholders (note M)	(156)		(138)		(240)
Profit from continuing operations after tax	304		257		610
Discontinued operations (net of tax)	1		(17)		(94)

Profit for the period	305		240		516

Attributable to:
Equity holders of the parent company	300		233		517
Minority interest	5		7		(1)

Profit for the period	305		240		516

Earnings per share

Basic (based on 2,361m, 2,075m and 2,121m shares respectively):
Based on profit from continuing operations after minority interest	12.7	p	11.8	p	27.5	p
Based on profit (loss) from discontinued operations after minority interest	0.0	p	(0.6	)p	(3.1	)p

	12.7	p	11.2	p	24.4	p

Diluted (based on 2,364m, 2,078m and 2,124m shares respectively):
Based on profit from continuing operations after minority interest	12.7	p	11.8	p	27.5	p
Based on profit (loss) from discontinued operations after minority interest	0.0	p	(0.6	)p	(3.1	)p

	12.7	p	11.2	p	24.4	p

Dividends per share

Dividends relating to reporting period:
Interim dividend (2005 and 2004)	5.30	p	5.19	p	5.19	p
Final dividend (2004)	–		–		10.65	p

Total	5.30	p	5.19	p	15.84	p

Dividends declared and paid in reporting period:
Current period interim dividend	–		–		5.19	p
Final dividend for prior period	10.65	p	10.29	p	10.29	p

Total	10.65	p	10.29	p	15.48	p

*Total income tax expense comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders.

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CHANGES IN EQUITY
Statement of Recognised Income and Expense

	Half year 2005			Half year 2004			Full year 2004

	Shareholders’	Minority	Total	Shareholders’	Minority	Total	Shareholders’	Minority	Total
	equity	interest	equity	equity	interest	equity	equity	interest	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net income	300	5	305	233	7	240	517	(1)	516
Items taken directly to equity:
Exchange movements	183		183	(32)		(32)	(172)		(172)
Movement on cash flow hedges	(7)	(1)	(8)
Unrealised valuation movements on
securities classified as available-for-sale
from 1 January 2005 (see note H):
Gross change	(63)	1	(62)
Related change to amortisation of deferred
acquisition costs	14		14
Related tax	48		48	5		5	12		12

Total recognised income for the period	475	5	480	206	7	213	357	(1)	356

Cumulative effect of changes in accounting
policies on adoption of IAS 32, IAS 39 and
IFRS 4, net of applicable taxes at 1 January
2005 (note G)	236	(3)	233

Total recognised income and expense	711	2	713	206	7	213	357	(1)	356

Reconciliation of Movement on Equity
	Half year 2005			Half year 2004			Full year 2004

	Shareholders’	Minority	Total	Shareholders’	Minority	Total	Shareholders’	Minority	Total
	equity	interest	equity	equity	interest	equity	equity	interest	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Share capital and share premium
Proceeds from Rights Issue, net of expenses							1,021		1,021
Other new share capital subscribed	40		40	61		61	119		119

Treasury shares
Consideration paid for own shares purchased
in respect of share-based payment plans	0		0	0		0	(4)		(4)
Movement on Prudential plc shares purchased
by unit trusts newly consolidated under IFRS	(5)		(5)	0		0	14		14

Other reserves
Total recognised income for the period
(as shown above)	711	2	713	206	7	213	357	(1)	356
Dividends	(253)		(253)	(214)		(214)	(323)		(323)
Reserve movements in respect of share-
based payments	6		6	3		3	10		10
Change in minority interest arising principally
from purchase and sale of venture investment
companies and property partnerships of the
PAC with-profits fund		(9)	(9)		27	27		9	9

Net increase in equity	499	(7)	492	56	34	90	1,194	8	1,202

At beginning of period:
As previously reported under UK GAAP	4,281	71	4,352	3,240	107	3,347	3,240	107	3,347
Changes arising from adoption of IFRS	209	74	283	56	30	86	56	30	86

As restated under IFRS	4,490	145	4,635	3,296	137	3,433	3,296	137	3,433

At end of period	4,989	138	5,127	3,352	171	3,523	4,490	145	4,635

PRUDENTIAL PLC INTERIM REPORT 2005   23

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INTERNATIONAL FINANCIAL REPORTING STANDARDS BASIS RESULTS
CONTINUED

SUMMARY BALANCE SHEET
	30 Jun	30 Jun	31 Dec
	2005	2004	2004
	£m	£m (note F)	£m (note F)

Assets
Goodwill:
Attributable to PAC with-profits fund (in respect of venture investment subsidiaries)	457	565	754
Attributable to shareholders (principally in respect of the acquisitions of M&G and Asian businesses)	1,366	1,504	1,461

Total	1,823	2,069	2,215

Deferred acquisition costs:
PAC with-profits fund (note I)	–	875	798
Other operations (note H)	1,858	2,088	2,122

Total	1,858	2,963	2,920

Other non-investment and non-cash assets:
Reinsurers’ share of contract provisions	648	775	1,018
Income tax recoverable	193	235	159
Deferred tax assets	1,067	830	827
Accrued investment income	1,726	1,760	1,731
Other debtors	3,388	2,163	1,179
Other	768	500	952

Total	7,790	6,263	5,866

Investments of long-term business, banking and other operations:
Investment properties	12,721	11,739	13,538
Financial investments:
Deposits	6,784	3,134	5,173
Equity securities and portfolio holdings in unit trusts	61,560	49,977	54,466
Fixed income securities	79,442	76,448	76,301
Loans and receivables	13,202	11,901	12,430
Other	3,530	1,950	2,564

Total	177,239	155,149	164,472

Cash and cash equivalents	3,704	2,872	4,429

Total assets	192,414	169,316	179,902

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	30 Jun	30 Jun	31 Dec
	2005	2004	2004
	£m	£m (note F)	£m (note F)

Equity and Liabilities
Equity
Shareholders’ equity (note K)	4,989	3,352	4,490
Minority interest	138	171	145

Total equity	5,127	3,523	4,635

Liabilities
Banking customer accounts	6,451	6,699	6,607
Insurance liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts
under IFRS 4 from 1 January 2005) – (note I)	147,031	122,981	128,981
Unallocated surplus of with-profits funds (note I):
Reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds	8,883	–	–
Reflecting previous UK GAAP basis of provisioning	–	11,818	16,186

Total	155,914	134,799	145,167

Core structural borrowings of shareholder-financed operations other than Egg:
Subordinated debt	1,460	1,327	1,429
Other	1,223	1,269	1,368

Total	2,683	2,596	2,797

Egg subordinated debt capital	468	451	451
Operational borrowings attributable to shareholder-financed operations (note L)	6,244	6,800	6,421
Borrowings attributable to with-profits funds (note L)	1,665	1,849	2,077
Other non-insurance liabilities:
Obligations under funding, stock lending and sale and repurchase agreements	3,774	4,469	3,504
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	1,073	719	808
Income tax liabilities	958	1,038	1,054
Deferred tax liabilities	2,681	1,995	2,244
Accruals and deferred income	1,514	1,354	1,700
Other creditors	2,690	1,962	1,502
Provisions and other liabilities	1,172	1,062	935

Total	13,862	12,599	11,747

Total liabilities	187,287	165,793	175,267

Total equity and liabilities	192,414	169,316	179,902

PRUDENTIAL PLC INTERIM REPORT 2005   25

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INTERNATIONAL FINANCIAL REPORTING STANDARDS BASIS RESULTS
CONTINUED

SUMMARY CASH FLOW STATEMENT
	Half year	Half year
	2005	2004
	£m	£m

Net cash flows from operating activities (note (i))
IFRS basis income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable
to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders (note D)	642	644
Changes in operating assets and liabilities	(693)	(151)
Other items	(52)	(160)

	(103)	333

Net cash flows from investing activities
Net cash flows from purchases and disposals of property and equipment	(52)	(35)
Acquisition of subsidiaries of business operations (Life Insurance Company of Georgia) (note (ii))	(141)	–

	(193)	(35)

Net cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (note (iii)):
(Redemption) Issue	(171)	41
Interest paid	(95)	(85)
With-profits operations (note (iv)):
Interest paid	(9)	(9)
Equity capital:
Issues of ordinary share capital	40	61
Dividends paid to shareholders	(253)	(214)

	(488)	(206)

Effect of exchange rate changes on cash and cash equivalents	59	(20)

Net (decrease) increase in cash and cash equivalents	(725)	72

Cash and cash equivalents at beginning of period	4,429	2,800

Cash and cash equivalents at end of period (note (v))	3,704	2,872

Notes
(i) The adjusting items to IFRS basis income include changes in operating assets and liabilities, and other items comprising adjustments in respect of non-cash items, operational interest receipts and payments, dividend receipts, income tax paid and cash flows in respect of assets categorised as available for sale investments. The most significant elements of the adjusting items are the changes in operating assets and liabilities made up as follows:

	Half year	Half year
	2005	2004
	£m	£m

Deferred acquisition costs (excluding changes taken directly to equity)	(35)	(34)
Other non-investment and non-cash assets	(1,379)	(1,048)
Investments	(7,870)	(2,613)
Banking customer accounts	(240)	(838)
Insurance liabilities (including unallocated surplus)	8,534	1,694
Other liabilities including operational borrowings	297	2,688

Changes in operating assets and liabilities	(693)	(151)

(ii) Purchases and sales of subsidiaries shown above are those of business operations. Purchases and sales of venture subsidiaries of the PAC with-profits fund and cash flows of investment funds that are subject to changes in consolidation status are accounted for in the same way as for cash flows in respect of portfolio investments, that is within operating cash flows.

(iii) Structural borrowings of shareholder-financed operations consist of the core debt of the parent company and related finance subsidiaries, Jackson National Life surplus notes and Egg debenture loans. Core debt excludes borrowings to support short-term fixed income securities reinvestment programmes and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within operating cash flows.

(iv) Structural borrowings of with-profits operations relate solely to the £100m 8.5% undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF) a ring fenced sub-fund of the PAC with-profits fund. Cash flows on other borrowings of with-profits funds, which principally relate to venture investment subsidiaries, are categorised as operating activities in the presentation above.

(v) Previously, under UK GAAP, following the requirements of FRS 1 (Cash Flow Statements), the Group’s statutory basis cash flow statement excluded the cash flows of long-term business funds. Under IFRS the cash flow statement comprises consolidated cash flows for the Group as a whole, including those of long-term business funds. Of the cash and cash equivalents amounts of £3,704m and £2,872m, £42m and £93m represent cash and cash equivalents of the parent company and related finance subsidiaries.

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NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS
A. Basis of Preparation and Audit Status
EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the Group, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the EU.

This interim financial information has been prepared on the basis of the recognition and measurement requirements of those standards in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 December 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group’s first IFRS annual reporting date.

Compared to the UK GAAP basis of presentation, the statutory IFRS basis results reflect the application of:

(i) Measurement and recognition changes arising from policies the Group expects to apply on the adoption of all IFRS standards, other than IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 39 (Financial Instruments: Recognition and Measurement), and IFRS 4 (Insurance Contracts), from 1 January 2004. The half year 2005 results include the expected effect of these three standards from 1 January 2005.

(ii) Changes to the format of the results and other presentational changes that the Group expects to apply in its full year 2005 financial statements in so far as they affect the summary results included in this interim report.

In addition, compared to the basis of preparing supplementary results and earnings per share basis information previously provided under UK GAAP, a discretionary change of policy for the basis of determining longer-term investment returns included in operating profit based on longer-term investment returns has been applied in respect of the policy for determining longer-term investment returns included in operating profits. Details of the change are described in note B.

The statutory IFRS basis results for the 2005 and 2004 half years are unaudited. References to UK GAAP results throughout the statutory basis financial statements contained in this report reflect the Group’s previously published results for the 2004 half year and full year. The UK GAAP basis results for the 2004 half year are unaudited. The 2004 full year UK GAAP results have been derived from the 2004 statutory accounts. The auditors have reported on the 2004 statutory accounts and they have been delivered to the Registrar of Companies. The auditors’ report was not qualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

B. Significant Changes of Basis of Preparation and Accounting Policy
The changes of accounting policy that arise on the conversion to IFRS basis reporting are numerous and extend to many items of income, expenditure, assets and liabilities. Comprehensive details of the changes were included with the announcement of restated 2004 comparative results on 2 June 2005 and are available at the Group’s website at www.prudential.co.uk or on request. The policy changes from the 2004 UK GAAP audited financial statements which are of significance to reported results are as follows:

2004 and 2005 results
Basis of preparation
Under UK GAAP, the Group’s consolidated financial statements were previously prepared in accordance with applicable accounting standards under UK GAAP including being in accordance with the Statement of Recommended Practice issued in November 2003 by the Association of British Insurers.

The statutory basis financial statements included in this report have been prepared on the basis of policies expected to be applied under IFRS for the year ending 31 December 2005. The 2004 full year results included in the IFRS financial information within this report establish the comparative financial information in summary format that the Group expects to be included in the Group's first set of IFRS financial statements for the year ending 31 December 2005. However, due to the continuing work of the International Accounting Standards Board (IASB) and possible amendments to the interpretative guidance, the Group's accounting policies and consequently the information presented may change for the Group’s full year 2005 results.

The date of adoption of IFRS is 1 January 2004. As at that date the Group has applied all IASB standards on a basis prescribed or permitted by those standards in the preparation of its consolidated financial statements.

In general, a Group is required to determine its IFRS accounting policies and apply those retrospectively to determine its opening balance sheet under IFRS. However, in accordance with IFRS 1 (First-time Adoption of International Financial Reporting Standards), the Group has applied the mandatory exceptions and certain optional exemptions from full retrospective application of IFRS.

Significant exemptions from full retrospective application elected by the Group are as follows:

Business combinations
The Group has elected not to apply retrospectively the provisions of IFRS 3 (Business Combinations) to business combinations that occurred prior to 1 January 2004. At the date of adoption, therefore, no adjustment was made between UK GAAP and IFRS shareholders’ funds for any historical business combination. Consistent with this approach, goodwill recognised in the opening balance sheet at 1 January 2004 for acquired businesses that have previously been consolidated is the same as previously shown under UK GAAP. Goodwill on newly consolidated entities, for example on venture fund investments, is determined by reference to net assets at transition date.

Comparatives
The Group has taken advantage of the exemption within IFRS that allows comparative information presented in the first year of adoption of IFRS not to comply with the standards IAS 32, IAS 39 and IFRS 4.

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INTERNATIONAL FINANCIAL REPORTING STANDARDS BASIS RESULTS
CONTINUED

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS CONTINUED
B. Significant Changes of Basis of Preparation and Accounting Policy continued
2004 and 2005 results continued
Consolidation principles
Inter-company transactions
Previously, under UK GAAP, all inter-company transactions were eliminated on consolidation except for investment management fees charged by M&G and the Group’s US and Asia fund management operations to long-term business funds.

Under IFRS, all inter-company transactions are eliminated on consolidation. Investment management fees charged by M&G, and the Group’s US and Asia fund management operations to long-term business funds are recorded within inter-segment revenue and expenditure as set out in note D but eliminated on consolidation in the summary income statement.

Entities subject to consolidation
Previously, under UK GAAP, the assets and liabilities and results of entities were consolidated where Prudential had a controlling interest under the terms of Companies Act legislation, FRS 2 (Accounting for Subsidiary Undertakings) and other relevant UK GAAP interpretations.

Entities are consolidated under IFRS if they fall within the scope of IAS 27 (Consolidated and Separate Financial Statements) and the IFRIC interpretation, SIC 12 (Consolidation – Special Purpose Entities), of the IASB. Under IFRS, certain investment vehicles are newly consolidated due to the requirements differing from UK GAAP.

Basis of presentation of tax charges
Under Companies Act requirements, previously, tax charges attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies were charged, together with tax charges attributable to the long-term business result attributable to shareholders, as an expense in the long-term business technical account of the Company’s Act format of the profit and loss account. In the non-technical section (i.e. the summary profit and loss section attributable to shareholders) the post-tax balance transferred from the long-term business technical account was grossed up by attributable shareholder tax to derive the pre-shareholder tax long-term business result. Tax charges in the non-technical account reflected the aggregate of the shareholder tax on the long-term business result and on the Group’s other results.

Under UK Listing Authority rules, profit before tax is required to be presented. This requirement, coupled with the fact that IFRS does not contemplate tax charges which are attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies, necessitates the reporting of total tax charges within the presented results. The result before all taxes i.e. ‘profit before tax’ is shown in the income statement as ‘IFRS basis income (representing income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders)’. Separately, within the income statement ‘Profit from continuing operations (including actual investment returns) before tax attributable to shareholders’ is shown after deduction of taxes attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. Tax charges on this measure of profit reflect the tax charges attributable to shareholders. In determining the tax charges attributable to shareholders, the Group has applied a methodology consistent with that previously applied under UK GAAP reflecting the broad principles underlying the tax legislation on life assurance companies.

Pension costs
Under UK GAAP, the Group applied the provisions of SSAP 24 (Pension Costs). Consistent with the surplus financial position of the Prudential Staff Pension Scheme (PSPS) (which accounts for 90% of the liabilities of the Group’s defined benefit pension schemes) at 5 April 2002, when the scheme was last subject to a full triennial actuarial valuation, and the scheme rules over minimum levels of funding, no SSAP 24 basis prepayment or provision has been reported in the Group’s UK GAAP balance sheet. Additional disclosures were made in the notes to the Group’s financial statements concerning the Group’s UK defined benefit schemes, applying the methodology prescribed by FRS 17 (Retirement Benefits).

Under IAS 19 (Employee Benefits) the impact of the surplus or deficit of defined benefit pension schemes on the consolidated net assets of the Group is determined by the difference between the market value of assets held within the schemes and the net present value of projected future cash flows based on accrued liabilities. The net present value is determined by applying a discount rate based on the yield at the balance sheet date on high quality corporate bonds.

The deficits on the Group’s defined benefit pension schemes are apportioned between shareholders’ equity and unallocated surplus of the PAC with-profits fund based on the weighted cumulative activity attaching to the contributions paid into the schemes in the past. For the PSPS scheme it is currently estimated that 80% of the deficit is attributable to the PAC with-profits fund and 20% to shareholder-backed operations.

The IAS income statement charge for pension costs comprises two items, namely:

(a) The aggregate of the actuarially determined service cost of the currently employed personnel, the unwind of discount on liabilities at the start of the period, less the expected investment return on the scheme assets at the start of the reporting period, and

(b) Actuarial gains and losses. These gains and losses arise from changes in assumptions, the difference between actual and expected investment return on the scheme assets, and experience gains and losses on liabilities.

Goodwill
Under UK GAAP, with effect from 1 January 1998, goodwill arising from acquisitions was reflected as an asset on the balance sheet and amortised through the consolidated profit and loss account on a straight line basis over its estimated useful life, not exceeding 20 years. Prior to 1 January 1998, goodwill relating to acquisitions was charged directly to shareholders’ funds. As permitted under the transitional arrangements of FRS 10 (Goodwill and Intangible Assets) amounts previously charged to shareholders’ funds were not reinstated as assets in the UK GAAP balance sheet.

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Under IFRS, the goodwill balance at 1 January 2004 reflects the carrying value of UK GAAP goodwill for previously consolidated entities at that date on the basis described above, as well as goodwill on certain newly consolidated entities. Under IFRS, goodwill is no longer amortised. However, impairment testing is required annually and on adoption. In addition, as prescribed by IFRS 1 (First-time Adoption of International Financial Reporting Standards), goodwill previously charged to shareholders’ funds on transition is not transferred to the income statement upon disposal of the relevant entity. For half year 2005, an impairment charge in respect of goodwill attaching to the Japanese life insurance business was appropriate.

Share-based payments
The Group offers share awards and option plans for certain key employees and a Save As You Earn (SAYE) plan for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trusts relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trusts relating to non-SAYE plans are conditionally gifted to employees. Previously, under UK GAAP, compensation for non-SAYE plans was recorded over the periods to which share awards or options were earned based on intrinsic value. No costs were required to be recorded for SAYE plans.

Under IFRS, share-based payments are accounted for on a fair value basis. The fair value is recognised in the income statement over the relevant vesting period and adjusted for lapses and forfeitures with the number of shares expected to lapse or be forfeited estimated at each balance sheet date prior to the vesting date. The only exception is where the share-based payment depends upon vesting outcomes attaching to market-based performance conditions such as in the case of the Restricted Share Plan. Under these circumstances additional modelling is required to take into account these market-based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest on account of these performance conditions not being met.

Shareholders’ dividends
Previously, under UK GAAP, shareholders’ dividends were accrued in the period to which they related regardless of when they were declared. Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the movement on capital and reserves for a half year period therefore reflects the final dividend in respect of the prior year.

Additional significant changes for the 2005 results
Adoption of IAS 32, IAS 39 and IFRS 4
The Group has chosen to apply the exemption within IFRS that allows comparative information presented in the first year of adoption of IFRS not to comply with IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts). These standards have been formally adopted on 1 January 2005. The principal effects of adopting these standards arise in the Group’s UK and Europe long-term business contracts, Jackson National Life’s (JNL) fixed income securities and derivative instruments, and Egg’s banking assets, liabilities and derivatives positions.

Long-term business
On adoption of these standards, the measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS 4 as either ‘insurance’ contracts, if the level of insurance risk in the contracts is significant, or ‘investment’ contracts, if the risk is insignificant. Insurance contracts are permitted to be accounted for under previously applied GAAP. The Group has chosen to apply this approach. However, as an improvement to accounting policy, permitted by IFRS, the Group has applied the requirements of the UK standard FRS 27 (Life Assurance) to its UK with-profits funds as explained in note I. For those ‘investment’ contracts with discretionary participating features, IFRS 4 also permits the continued application of previously applied GAAP. The Group has chosen to apply this approach.

For those ‘investment’ contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18 (Revenue) apply measurement principles to the assets and liabilities attaching to the contract that may diverge from those previously applied under UK GAAP. The changes primarily arise in respect of deferred acquisition costs, deferred income reserves and provisions for future expenses commonly called ‘sterling reserves’.

Under UK GAAP, acquisition expenses are deferred with amortisation on a basis commensurate with the anticipated emergence of margins under the contract. Under IFRS, acquisition costs for investment contracts are deferred to the extent that is appropriate to recognise an asset that represents the entity’s contractual right to benefit from providing investment management services and is amortised as the entity recognises the related revenue. IAS 18 further reduces the costs potentially capable of deferral to incremental costs only. Deferred acquisition costs are amortised to the income statement in line with service provision.

Deferred income provisions for front end fees and similar arrangements are required to be established for investment management contracts under IAS 18 with amortisation over the expected life of the contract in line with service provision. In contrast to UK GAAP, sterling reserves are not permitted to be recognised under IFRS. An additional feature is that investment contracts are closer in nature to a deposit style arrangement between the policyholder and the Company. Under IFRS premiums and withdrawals for these contracts are recorded within the balance sheet directly as a movement on the policyholder liability. After making these and other consequential changes, the IFRS income statement reflects fee income on the contracts, expenses and taxation rather than the UK GAAP basis revenue account.

The investment contract classification applies primarily to certain unit-linked and similar contracts in the UK Insurance Operations and Guaranteed Investment Contracts of Jackson National Life (JNL). However, significant differences between the timing of recognising profitability under UK GAAP and IFRS bases are confined to the UK contracts only.

PRUDENTIAL PLC INTERIM REPORT 2005   29

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INTERNATIONAL FINANCIAL REPORTING STANDARDS BASIS RESULTS
CONTINUED

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS CONTINUED
B. Significant Changes of Basis of Preparation and Accounting Policy continued
Additional significant changes for the 2005 results continued
JNL fixed income securities and derivative instruments
Under IAS 39, except for loans and receivables, and unless designated under the very restrictive held to maturity classification on an asset by asset basis, most financial assets, including derivatives, are carried in the balance sheet at fair value. To this extent IAS 39 is consistent with the basis of valuation applied under UK GAAP for most financial assets of the Group’s UK and Asian insurance operations. On application of IAS 39, movements in the fair value of investments are recorded either in the income statement or directly to shareholders’ reserves in the balance sheet, depending upon the designation and the impact of hedge accounting rules. Derivative instruments are carried at fair value with value movements being recorded in the income statement. Hedge accounting, whereby value movements on derivatives and hedged items are recorded together in the performance statements, is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness.

The changes from UK GAAP to the basis applied from 1 January 2005 arising from these valuation requirements are concentrated on the accounting for the investments and derivatives of JNL. Previously, the fixed income securities of JNL, unless impaired, were accounted for at amortised cost with derivatives similarly treated. On adoption of IAS 39, the Group has decided to account for JNL’s fixed income securities on an available-for-sale (AFS) basis whereby the fixed income securities are accounted for at fair value with movements in fair value being recorded in the Statement of Recognised Income and Expense i.e. directly to shareholders’ reserves rather than the income statement. Value movements for JNL’s derivatives are however booked in the income statement as required by IAS 39.

The Group has decided not to seek to hedge account for the majority of JNL’s derivatives under IAS 39. To do so would require a wholesale re-configuration of JNL’s derivative book into much smaller components than currently applied by JNL through its economic hedge programme, and accompanied by an extra layer of hedging instruments, beyond what is economically rational.

Egg
The changes of policy for Egg arising from the adoption of IAS 39 arise primarily in respect of determination of effective interest rates, impairment losses on loans and advances to customers, carrying values of wholesale financial instruments and equity savings products.

For credit card receivables, under UK GAAP, the carrying amount of credit card receivables with low or zero rate interest on balance transfers are carried at cost with interest being accrued at 0% during the incentive period and then at the standard rate thereafter. Under IAS 39, these receivables are measured on an amortised cost basis.

For loans and advances to customers, specific and formulated provisions are raised against non-performing loans and a general provision against the balance. Under IAS 39, an impairment loss is only recognised when there is objective evidence that a debt is impaired.

Wholesale instruments, under UK GAAP, were previously accounted for on an accruals cost basis. Under IAS 39, certain wholesale financial instruments are required to be measured at fair value, and depending on whether they have been classified as fair value through the profit and loss or available-for-sale, the changes in fair value are recognised in the income statement or in equity respectively. The adjustments for wholesale financial instruments also include the impact of designating some of Egg’s derivatives as cash flow hedges.

Certain equity savings products contain embedded derivatives. Previously these derivatives have been accounted for on an amortised cost basis. Under IAS 39, they are required to be fair valued.

Supplemental earnings information and discretionary non-IFRS change of policy for longer-term investment returns
Previously, under UK GAAP, the Group used operating profit based on longer-term investment returns before amortisation of goodwill as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder financed business were based on the expected longer-term rates of return. For fixed income securities, the longer-term returns (including losses arising on the recognition of permanent diminutions in value) were averaged over five years for inclusion in operating profit.

Under IFRS, the Group continues to use operating profit based on longer-term investment returns as a supplemental measure of its results, as disclosed in note E. For the purposes of measuring operating profit, investment returns on shareholder financed business continue to be based on the expected longer-term rate of return. However, for fixed income securities, the five year averaging approach described above has been replaced with a basis that more closely reflects longer-term experience. The amount included in operating results for longer-term capital returns comprises two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest related realised gains and losses to operating results to the date when sold bonds would have otherwise matured. This change has been applied following a comprehensive review of the Group’s accounting policies and is unrelated to the requirements of IFRS.

Items excluded from operating profit, but included in total pre-tax profit of continuing operations, include goodwill impairment charges, short-term fluctuations in investment returns (i.e. actual less longer-term returns) and actuarial gains and losses on defined benefit pension schemes. For the purposes of distinguishing actuarial gains and losses on defined benefit pension schemes, the component for short-term fluctuations in investment returns is determined by reference to plan assets plus any Prudential policies held by the scheme. Total profits are unaffected by the change of basis of determining longer-term investment returns.

The supplemental earnings information in the statutory basis financial statements is presented for 2005 but not for 2004 comparative results. This is because the comparative 2004 results do not incorporate the effects of adoption of IAS 32, IAS 39 and IFRS 4 and are thus inconsistent with the basis of preparation for the 2005 results. A comparison of supplemental earnings information based on the statutory IFRS basis results for 2005 and pro forma IFRS results for 2004, which reflect the estimated effects of adoption of these three standards on the 2004 results of the Group’s insurance operations is included in the supplementary IFRS results within this report.

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C. Reconciliations of Summary Income Statements
	Half year 2004					Full year 2004
	IFRS adjustments					IFRS adjustments

		Presentation	Recognition,			Presentation	Recognition,
		of UK GAAP	measurement			of UK GAAP	measurement
		in IFRS	and other			in IFRS	and other
	UK GAAP	format	changes	Statutory	UK GAAP	format	changes	Statutory
	(note C(i))	(note C(i))	(note C(i))	IFRS basis	(note C(i))	(note C(i))	(note C(i))	IFRS basis
	£m	£m	£m	£m	£m	£m	£m	£m

Insurance contract revenues	7,397	0	0	7,397	16,099	0	0	16,099
Investment income	2,380	987	(122)	3,245	13,917	2,074	(249)	15,742
UK fund management result	79	(79)	0	0	136	(136)	0	0
US broker-dealer and fund management result	(2)	2	0	0	(14)	14	0	0
Asia fund management result	10	(10)	0	0	19	(19)	0	0
UK banking result (continuing operations)	30	(30)	0	0	63	(63)	0	0
Other income	0	350	536	886	0	760	1,266	2,026

Total revenue	9,894	1,220	414	11,528	30,220	2,630	1,017	33,867

Benefits and claims for insurance contracts, and
movement in unallocated surplus of with-profits
funds determined after charging taxes borne by
policyholders and unallocated surplus of with-
profits funds and unit-linked policies	(8,410)	(7)	(165)	(8,582)	(26,598)	(37)	51	(26,584)
Acquisition costs and other operating expenditure	(901)	(1,119)	(188)	(2,208)	(2,069)	(2,397)	(1,060)	(5,526)
Interest on structural borrowings		(94)		(94)		(196)		(196)
Amortisation of goodwill (continuing operations)	(48)	0	48	0	(94)	0	94	0

Total charges	(9,359)	(1,220)	(305)	(10,884)	(28,761)	(2,630)	(915)	(32,306)

IFRS basis income, net of post-tax transfers to
unallocated surplus of with-profits funds, before
tax attributable to policyholders and unallocated
surplus of with-profits funds, unit-linked policies
and shareholders	535		109	644	1,459		102	1,561
Income tax attributable to policyholders and
unallocated surplus of with-profits funds and
unit-linked policies	(226)		(23)	(249)	(701)		(10)	(711)

Profit from continuing operations (including actual
investment returns) before tax attributable
to shareholders	309		86	395	758		92	850

Income tax (expense) benefit attributable to shareholders:
Total tax attributable to policyholders and unallocated
surplus of with-profits funds, unit-linked policies
and shareholders	(354)		(33)	(387)	(947)		(4)	(951)
Less: income tax attributable to policyholders and
unallocated surplus of with-profits funds and
unit-linked policies	226		23	249	701		10	711

Income tax attributable to shareholders	(128)		(10)	(138)	(246)		6	(240)

Profit from continuing operations after tax	181		76	257	512		98	610
Discontinued operations (net of tax)	(18)		1	(17)	(94)			(94)

Profit for the period	163		77	240	418		98	516

Attributable to:
Equity holders of the parent company	156		77	233	428		89	517
Minority interest	7		0	7	(10)		9	(1)

Profit for the period	163		77	240	418		98	516

Notes
C(i) UK GAAP results
The UK GAAP basis results shown above reflect those previously recorded in the technical accounts and non-technical account of the Group’s profit and loss account under Companies Act requirements. These results are then reconfigured to be consistent with the format expected to be applied for reporting in the Group’s 2005 full year financial statements under IFRS.

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INTERNATIONAL FINANCIAL REPORTING STANDARDS BASIS RESULTS
CONTINUED

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS CONTINUED
C. Reconciliations of Summary Income Statements continued
Notes continued
C(ii) Recognition, measurement and other changes
Changes to profit from continuing operations (including actual investment returns) before and after tax attributable to shareholders, for half year 2004 and full year 2004 reflect the expected effects of IFRS adoption. In summary the effects are for:

	Half year	Full year
	2004	2004
	£m	£m

Egg – primarily relates to charges for share-based payments in respect of Egg shares	1	(2)
Additional pension costs and share-based payments costs in respect of Prudential plc shares not allocated by business unit	(2)	(4)
Amortisation of goodwill not permitted under IFRS	48	94
Actuarial gains and losses of defined benefit schemes recognised under IFRS	48	(7)
Value movements of US investment funds newly consolidated under IFRS	(9)	2
Share of profits of venture investment companies and property partnerships of the PAC with-profits fund, newly consolidated
under IFRS, that is attributable to external investors.	0	9

Total changes before tax	86	92

Related tax	(10)	6

Total changes after tax	76	98

Changes to revenue, charges, and related tax of the Group’s with-profits funds principally relate to measurement differences on investments, consolidation criteria for venture and other subsidiaries, and pension cost accounting. The total change to IFRS basis income for these changes for half year 2004 and full year 2004 after related tax adjustments was £160m and £(22)m respectively. These amounts have been reflected by changes of an equal and opposite amount to transfers to unallocated surplus with no net effect on shareholder results. For half year 2004, £126m of that £160m change relates to pension costs due to actuarial gains on the Group’s UK defined benefit pension schemes. A summarised explanation of the changes of accounting policies that give rise to these adjustments is contained in note B.

D. Segment Disclosure
	Half year	Half year
	2005	2004
	£m	£m

Revenue
Long-term business, including revenue of PAC venture fund and other investment subsidiaries	17,679	10,661
Banking	682	591
Broker-dealer and fund management	420	384
Unallocated corporate	67	35
Intragroup revenue eliminated on consolidation	(147)	(143)

Total revenue per income statement	18,701	11,528

Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)
Long-term business, including expenditure of PAC venture fund and other investment subsidiaries
and post-tax transfers to unallocated surplus of with-profits funds	(16,964)	(10,082)
Banking	(669)	(558)
Broker-dealer and fund management	(329)	(291)
Unallocated corporate	(244)	(96)
Intragroup charges eliminated on consolidation	147	143

Total charges per income statement	(18,059)	(10,884)

Segment results – revenue less charges
Long-term business	715	579
Banking	13	33
Broker-dealer and fund management	91	93
Unallocated corporate	(177)	(61)

IFRS basis income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds,
unit-linked policies, and shareholders	642	644
Income tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies	(182)	(249)

Profit from continuing operations (including actual investment returns) before tax
attributable to shareholders	460	395

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E. Supplementary Analysis of Profit from Continuing Operations (Including Actual Investment Returns)
Before Tax Attributable to Shareholders and Related Earnings per Share

Profit from continuing operations before tax	Half year		Half year	Full year
	2005		2004	2004
	£m		£m	£m

Operating profit from continuing operations based on longer-term investment
returns before exceptional items	469
Goodwill impairment charge	(95)		Not	Not
Short-term fluctuations in investment returns on shareholder-backed business	94		applicable	applicable
Shareholders’ share of actuarial gains and losses on defined benefit pension schemes	(8)		(see note E(i))	(see note E(i))

Profit from continuing operations (including actual investment returns) before tax
attributable to shareholders	460

Earnings per share from continuing operations
From operating profit based on longer-term investment returns after tax and related
minority interest of £331m	14.0	p
Adjustment for goodwill impairment charge	(4.0	)p	Not	Not
Adjustment from post-tax longer-term investment returns to post-tax actual investment			applicable	applicable
returns (after related minority interest)	3.0	p	(see note E(i))	(see note E(i))
Adjustment for post-tax shareholders’ share of actuarial gains and losses on defined
benefit pension schemes	(0.3	)p

Based on profit from continuing operations after minority interest of £299m	12.7	p

Note
E(i) The supplementary analysis of statutory IFRS basis results shown above has been presented only for half year 2005. Details have not been provided for 2004 as the results would not be comparable. This is due to IAS 32, IAS 39 and IFRS 4 being only adopted from 1 January 2005.

Additional analysis of the 2005 result, and pro forma basis comparative results for 2004 as if these standards had been applied by the Group’s insurance operations from 1 January 2004, is provided as supplementary information to these financial statements. The analysis on those pages does not form part of the financial statements

F. Reconciliations of Equity and Balance Sheets

At 1 January 2004	Shareholders’	Minority	Total
	equity	interest	equity
	£m	£m	£m

Changes on adoption of statutory IFRS basis
Treasury shares adjustment for Prudential plc shares held by unit trusts newly consolidated
under IFRS (note F(i))	(40)		(40)
Minority share of equity of consolidated venture investments companies and property
partnerships of the PAC with-profits fund (note F(i))		32	32
Shareholders’ share of deficits (net of tax) of UK defined benefit pension schemes (note F(ii))	(110)		(110)
Timing difference on recognition of dividend declared after balance sheet date (note F(iii))	214		214
Other items	(8)	(2)	(10)

Total	56	30	86
Equity at 1 January 2004
As previously published under UK GAAP	3,240	107	3,347

As restated under statutory IFRS	3,296	137	3,433

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INTERNATIONAL FINANCIAL REPORTING STANDARDS BASIS RESULTS
CONTINUED

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS CONTINUED
F. Reconciliations of Equity and Balance Sheets continued

	Effect of changes on implementation of IFRS recognition and measurement changes

At 30 June 2004			Defined	Other
			benefit	recognition
		Newly	pension	and	Grossing-up
		consolidated	schemes	measurement	and other
	UK	entities	accounting	changes	format	Total IFRS	Statutory
	GAAP	(note F(i))	(note F(ii))	(note F(iii))	changes	changes	IFRS basis
	£m	£m	£m	£m	£m	£m	£m

Assets
Goodwill:
Attributable to PAC with-profits fund		565				565	565
Attributable to shareholders	1,456			48		48	1,504
Investments: per IFRS balance sheet		2,124		(21)	153,046	155,149	155,149
Investments: per UK GAAP analysis (non-linked,
linked and banking business assets)	120,061				(120,061)	(120,061)	0
Other items	42,717	1,366	56	122	(32,163)	(30,619)	12,098

Total assets	164,234	4,055	56	149	822	5,082	169,316

Equity and Liabilities
Equity
Attributable to shareholders of the parent company	3,320	(51)	(78)	161		32	3,352
Minority interest	103	70		(2)		68	171

Total equity	3,423	19	(78)	159		100	3,523

Liabilities
Banking customer accounts: per IFRS balance sheet					6,699	6,699	6,699
Banking business liabilities: per UK GAAP balance sheet	12,245				(12,245)	(12,245)	0
Insurance liabilities:
Contract liabilities (non-linked and linked business)	123,091		(115)	5		(110)	122,981
Unallocated surplus of with-profits funds	12,110	28	(312)	(8)		(292)	11,818
Borrowings: per IFRS balance sheet:
Core structural borrowings of shareholder financed
operations (excluding Egg)					2,596	2,596	2,596
Other borrowings attributable to shareholder
financed operations		1,086		9	6,156	7,251	7,251
Borrowings attributable to with-profits funds		1,642		98	109	1,849	1,849
Borrowings: per UK GAAP balance sheet (subordinated
liabilities, debenture loans and other borrowings)	4,589				(4,589)	(4,589)	0
Dividend payable	109			(109)		(109)	0
Other non-insurance liabilities	8,667	1,280	561	(5)	2,096	3,932	12,599

Total liabilities	160,811	4,036	134	(10)	822	4,982	165,793

Total equity and liabilities	164,234	4,055	56	149	822	5,082	169,316

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	Effect of changes on implementation of IFRS recognition and measurement changes

At 31 December 2004			Defined	Other
			benefit	recognition
		Newly	pension	and	Grossing-up
		consolidated	schemes	measurement	and other
	UK	entities	accounting	changes	format	Total IFRS	Statutory
	GAAP	(note F(i))	(note F(ii))	(note F(iii))	changes	changes	IFRS basis
	£m	£m	£m	£m	£m	£m	£m

Assets
Goodwill:
Attributable to PAC with-profits fund		754				754	754
Attributable to shareholders	1,367			94		94	1,461
Investments: per IFRS balance sheet		1,978		35	162,459	164,472	164,472
Investments: per UK GAAP analysis (non-linked,
linked and banking business assets)	129,468				(129,468)	(129,468)	0
Other items	43,741	1,477	102	50	(32,155)	(30,526)	13,215

Total assets	174,576	4,209	102	179	836	5,326	179,902

Equity and Liabilities
Equity
Attributable to shareholders of the parent company	4,281	(30)	(117)	356		209	4,490
Minority interest	71	76		(2)		74	145

Total equity	4,352	46	(117)	354		283	4,635

Liabilities
Banking customer accounts: per IFRS balance sheet					6,607	6,607	6,607
Banking business liabilities: per UK GAAP balance sheet	11,216				(11,216)	(11,216)	0
Insurance liabilities:
Contract liabilities (non-linked and linked business)	129,101		(125)	4	1	(120)	128,981
Unallocated surplus of with-profits funds	16,686	6	(472)	(34)		(500)	16,186
Borrowings: per IFRS balance sheet:
Core structural borrowings of shareholder financed
operations (excluding Egg)					2,797	2,797	2,797
Other borrowings attributable to shareholder
financed operations		972		9	5,891	6,872	6,872
Borrowings attributable to with-profits funds		1,828		105	144	2,077	2,077
Borrowings: per UK GAAP balance sheet (subordinated
liabilities, debenture loans and other borrowings)	4,673				(4,673)	(4,673)	0
Dividend payable	253			(253)		(253)	0
Other non-insurance liabilities	8,295	1,357	816	(6)	1,285	3,452	11,747

Total liabilities	170,224	4,163	219	(175)	836	5,043	175,267

Total equity and liabilities	174,576	4,209	102	179	836	5,326	179,902

Notes
F(i) Newly consolidated entities
Under IAS 27 and SIC 12, the Group is required to consolidate the assets and liabilities of certain entities which have previously not been consolidated. The principal change to shareholders’ equity arises from an adjustment in respect of Prudential plc shares held by unit trusts that are newly consolidated. These shares are accounted for as treasury stock and the cost of purchase of £44m, £44m and £29m is deducted from shareholders’ equity at 1 January 2004, 30 June 2004 and 31 December 2004 respectively. The change to the minority share of equity reflects external parties’ interest in consolidated venture investment companies and property partnerships of the PAC with-profits fund. Measurement changes to the carrying value of these companies that are attributable to the PAC with-profits fund share are reflected in unallocated surplus.

F(ii) Defined benefit pension schemes accounting
Provisions for deficits on the Group’s defined benefit pension schemes are absorbed by the unallocated surplus of the PAC with-profits fund and shareholders’ funds on a basis that reflects the weighted cumulative activity attaching to the contributions paid in the past, and after deduction of deferred tax. The M&G scheme held Prudential Group’s insurance policies as scheme assets of £115m at 30 June 2004 and £125m at 31 December 2004. The asset and liability are eliminated on consolidation.

F(iii) Other recognition and measurement changes
Under IFRS, dividends declared after the balance sheet date are not recognised as a liability. In addition, goodwill under IFRS represents the balance sheet carrying value at adoption date as discussed in note B. Adjustments in the table are to write-back amortisation previously charged under UK GAAP from 1 January 2004.

PRUDENTIAL PLC INTERIM REPORT 2005   35

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INTERNATIONAL FINANCIAL REPORTING STANDARDS BASIS RESULTS
CONTINUED

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS CONTINUED
G. Effect of Adoption of IAS 32, IAS 39, and IFRS 4 at 1 January 2005

	Effect of adoption of IAS 32, IAS 39 and IFRS 4 recognition and measurement changes

	Statutory
	IFRS	UK and					Statutory
	basis at	Europe	Jackson	Banking and	Grossing-up		IFRS
	31 Dec	insurance	National	non-insurance	and other		basis at
	2004	operations	Life	operations	format	Total	1 Jan
	(note F)	(note G(i))	(note G(ii))	(note G(iii))	changes	effect	2005
	£m	£m	£m	£m	£m	£m	£m

Assets
Goodwill:
Attributable to PAC with-profits fund	754						754
Attributable to shareholders	1,461						1,461
Deferred acquisition costs:
PAC with-profits fund (note I)	798	(798)				(798)	0
Other operations	2,122	43	(456)			(413)	1,709
Investments	164,472	(145)	1,262	145	55	1,317	165,789
Other assets (excluding deferred acquisition costs
and goodwill)	10,295	26	66	(118)		(26)	10,269

Total assets	179,902	(874)	872	27	55	80	179,982

Equity and Liabilities
Equity
Attributable to shareholders of the parent company	4,490	(12)	273	(25)		236	4,726
Minority interest	145			(3)		(3)	142

Total equity	4,635	(12)	273	(28)		233	4,868

Liabilities
Banking customer accounts	6,607			84		84	6,691
Insurance liabilities:
Contract liabilities (non-linked and linked business)	128,981	7,020	(51)			6,969	135,950
Unallocated surplus of with-profits funds	16,186	(7,840)				(7,840)	8,346
Borrowings:
Core structural borrowings of shareholder financed
operations (excluding Egg)	2,797						2,797
Other borrowings attributable to shareholder
financed operations	6,872		207	62		269	7,141
Borrowings attributable to with-profits funds	2,077						2,077
Other non-insurance liabilities:
Deferred tax liabilities	2,244	(91)	218	(6)		121	2,365
Other	9,503	49	225	(85)	55	244	9,747

Total liabilities	175,267	(862)	599	55	55	(153)	175,114

Total equity and liabilities	179,902	(874)	872	27	55	80	179,982

Notes
A summary explanation of the requirements of IAS 32, IAS 39 and IFRS 4 and basis of application by the Group is contained in note B. The changes shown above reflect the impact of re-measurement for:

G(i) UK and Europe Insurance Operations
(a) Certain unit-linked and similar contracts that do not contain significant insurance risk and are thus categorised as investment contracts under IFRS 4. The net of tax shareholder impact is to reduce shareholders’ equity at 1 January 2005 by £8m.

(b) Changes to insurance assets and liabilities of the PAC with-profits fund following the improvement of accounting policy applied on adoption of IFRS 4. The changes correspond to those applicable if the Group had adopted FRS 27 under UK GAAP. As a result of the policy improvement, liabilities, deferred acquisition costs, deferred tax and unallocated surplus of UK regulated with-profits fund are re-measured as described in note I. At 1 January 2005, the unallocated surplus is subject to a transition adjustment of £(7.8)bn. Shareholders’ equity is not affected by this change.

The unallocated surplus of £8.3bn at 1 January 2005 post IAS 39 and IFRS 4 adoption, comprises £8.0bn for the PAC with-profits fund and £0.3bn for Asian subsidiaries. The £8.0bn for the PAC with-profits fund represents:

£bn

Regulatory basis realistic surplus of with-profits sub-fund and SAIF	6.0
Add back: Regulatory basis provision for future shareholder transfers	2.9

8.9
Value of non-participating business not explicitly allocated to asset shares	(0.9)

Accounts basis	8.0

Other reconciling items for the differences between regulatory and accounts basis carrying values of assets and liabilities net to less than £0.05bn.

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G(ii) Jackson National Life
Under IAS 39, JNL’s fixed income securities and derivative financial instruments are re-measured to fair value from the lower of amortised cost and, if relevant, impairment value. Fair value movements on fixed income securities, net of ‘shadow’ changes to deferred acquisition costs and related deferred tax are recorded directly to equity. Fair value movements on derivatives are recorded in the income statement.

G(iii) Banking and non-insurance operations
Under IAS 39, for Egg, changes to opening equity at 1 January 2005 arise from altered policies for effective interest rate on credit card receivables, impairment losses on loans and advances, fair value adjustments on wholesale financial instruments and embedded derivatives in equity savings products. The net effect on shareholders’ equity of these changes, after tax, is a deduction of £15m. A further £10m reduction in equity arises on certain centrally held financial instruments and derivatives.

H. Jackson National Life – Fixed Income Securities
Statement of recognised income and expense
IAS 32 and IAS 39 have been adopted from 1 January 2005. Accordingly, for 2004 under IFRS, financial instruments continue to be accounted for under previous GAAP. For Jackson National Life fixed income securities have been accounted for at amortised cost, unless impaired. From 1 January 2005, these assets have been classified as available-for-sale under IAS 39 with valuation at fair value. Unrealised gains and losses and reclassification adjustments for gains and losses included in net income are recorded from 1 January 2005 within the Statement of Recognised Income and Expense.

Balance sheet
Due to the change in the valuation basis referred to above, the carrying values of the fixed income securities of Jackson National Life in the Group balance sheet that have been included are not comparable. The fair value of the fixed income securities at 31 December 2004 was £22.5bn. After deduction of related changes to deferred acquisition costs and deferred tax, there was a consequential impact on shareholders’ equity at 1 January 2005, on adoption of IAS 32 and IAS 39, of £397m for the changed basis of valuation of Jackson’s securities, as shown in note G.

I. Unallocated Surplus of With-Profits Funds
The unallocated surplus of with-profits funds reflects the excess of assets over technical provisions and other liabilities and represents amounts that have yet to be allocated to policyholders and shareholders. For the Group’s 2004 financial statements, and as applied for IFRS purposes for 2004 in these financial statements, the technical provisions in respect of insurance and investment contracts of UK regulated with-profits funds have been determined in accordance with the modified statutory basis of accounting that applied under UK GAAP. With the exception of minor accounting adjustments, the technical provisions reflect the UK regulatory basis of reporting which effectively constitutes the Peak 1 basis under the new FSA regime.

On this basis the unallocated surplus of the PAC with-profits fund for 30 June 2004 and 31 December 2004 was £11,858m and £16,301m respectively. After inclusion of the unallocated surplus of with-profits funds of Asian subsidiaries the unallocated surplus in the consolidated Group balance sheet at 30 June 2004 and 31 December 2004 was £12,110m and £16,686m. Following changes arising from the application of IFRS requirements applicable for 2004, the IFRS basis unallocated surplus for the Group is altered as described in note F.

The FSA’s Peak 2 calculation under the new realistic regime which came fully into effect for the first time for 2004 regulatory reporting requires the value of liabilities for UK regulated with-profits funds to be calculated as:

a with-profits benefits reserve (WPBR); plus

future policy related liabilities (FPRL); plus

the realistic current liabilities of the fund.

The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future expected policyholder benefits and other outgoings. By contrast, the Peak 1 basis addresses, at least explicitly, only declared bonuses.

The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charge, and this amount must be determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities. Under the Peak 1 basis there is an allowance on a deterministic basis for the intrinsic value of these costs. The cost of guarantees, options and smoothing is very sensitive to the bonus, Market Value Reduction and investment policy the Company employs and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse investment scenarios. The management actions assumed are consistent with the management policy for with-profits funds and the disclosures in the publicly available Principles and Practices of Financial Management.

On adoption of IFRS 4 at 1 January 2005, the Group has chosen to improve its accounting policy in respect of the insurance assets and liabilities of UK regulated with-profits funds. The improvement is consistent with the requirements of FRS 27 that apply for life assurers reporting under UK GAAP in 2005.

The Peak 2 approach underpins the requirements of FRS 27. The main changes that are required for UK regulated with-profits funds are:

de-recognition of deferred acquisition costs and related deferred tax;

inclusion of the FSA Peak 2 basis of the value of in-force non-participating business written by the PAC with-profits sub-fund, and the Scottish Amicable Insurance Fund; and

replacement of modified statutory basis liabilities for with-profits business with adjusted realistic basis liabilities.

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INTERNATIONAL FINANCIAL REPORTING STANDARDS BASIS RESULTS
CONTINUED

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS CONTINUED
I. Unallocated Surplus of With-Profits Funds continued
Adjusted realistic liabilities represent the Peak 2 realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns, but after excluding the element for shareholders’ share of future bonuses. This latter item is recognised as a liability for the purposes of regulatory returns but for accounting purposes shareholder transfers are recognised only on declaration.

For accounting purposes, to the extent that the value of non-participating business has been taken into account in determining projected policyholder benefits, deduction is made from the gross regulatory value of realistic liabilities. The balance is deducted from the accounting balance of unallocated surplus.

In determining accounting basis liabilities and unallocated surplus an adjustment is also required where the regulatory and accounting carrying values of assets and liabilities differ for altered measurement or recognition criteria. For the Group’s UK with-profits funds the main additional item for which adjustment is necessary is the attributable share of deficit of the Group’s UK defined benefit pension schemes, net of related tax.

The impact of the changes at 1 January 2005, on adoption of IFRS 4, are shown in note G. At 30 June 2005, the unallocated surplus of £8.9bn comprises £8.8bn for the PAC with-profits funds and £0.1bn for Asian subsidiaries. The £8.8bn for the PAC with-profits fund represents:

£bn

Estimated regulatory basis realistic surplus of the PAC with-profits sub-fund and SAIF	7.1
Add back: Provision for future shareholder transfers	3.0

10.1
Estimated value of non-participating business not explicitly allocated to asset shares	(0.8)
Provision for share of deficit of UK defined benefit pension schemes	(0.5)

8.8

The £0.1bn of unallocated surplus for Asia subsidiaries almost wholly relates to the Malaysian life business. Following local regulatory changes which affect the presentation of the balance sheet, unallocated surplus of the Singapore with-profits business is now amalgamated with policyholder liabilities.

J. Dividend
The interim dividend of 5.3 pence per share will be paid on 28 October 2005 to shareholders on the register at the close of business on 19 August 2005. A scrip dividend alternative will be offered to shareholders.

K. Shareholders’ Equity
	30 Jun	30 Jun	31 Dec
	2005	2004	2004
	£m	£m	£m

Share capital	119	101	119
Share premium	1,561	553	1,558
Other reserves	3,309	2,698	2,813

Total	4,989	3,352	4,490

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L. Other Borrowings
	30 Jun	30 Jun	31 Dec
	2005	2004	2004
	£m	£m	£m

Operational borrowings attributable to shareholder financed operations
Borrowings in respect of short-term fixed income securities programmes	1,131	1,203	1,079
Non-recourse borrowings of investment subsidiaries managed by PPM America	1,195	1,602	1,155
Borrowings in respect of banking operations	3,888	3,967	4,159
Other borrowings	30	28	28

Total	6,244	6,800	6,421

Borrowings attributable to with-profits funds
Non-recourse borrowings of venture fund investment subsidiaries of the with-profits
sub-fund of the PAC long-term fund	695	950	1,107
Structural borrowings (subordinated debt of the Scottish Amicable Insurance Fund)	100	100	100
Other borrowings (predominantly external funding of consolidated investment vehicles)	870	799	870

Total	1,665	1,849	2,077

M. Tax Charge
The total tax charge of £338m for the 2005 half year (2004 half year £387m) comprises £217m (£308m) UK tax and £121m (£79m) overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £156m for the 2005 half year (2004 half year £138m) comprises £52m (£63m) UK tax and £104m (£75m) overseas tax.

N. Acquisitions
In May 2005, Jackson National Life completed the purchase of Life Insurance Company of Georgia from ING Groep NV for £142m, subject to post-completion adjustments. There was no goodwill arising on the transaction.

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SUPPLEMENTARY INTERNATIONAL FINANCIAL REPORTING STANDARDS BASIS RESULTS

ADDITIONAL INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS INFORMATION TO ENABLE CONSISTENT COMPARISON OF RESULTS FOR PRUDENTIAL’S INSURANCE OPERATIONS
This information does not form part of the interim statutory IFRS basis financial statements

The information shown for half year 2005 is based on the statutory IFRS basis results as shown in the Group’s interim financial statements, and the basis of preparation and significant changes of accounting policies from those previously applied under UK GAAP, described therein. In particular, the half year 2005 results include the effects of adoption of the standards IAS 32, IAS 39 and IFRS 4 for the Group’s insurance and other operations from 1 January 2005. The 2004 comparative results in those statements are therefore prepared on an inconsistent basis.

The ‘Pro forma IFRS basis’ comparative results shown below for 2004, reflect the estimated effect on the Group’s 2004 results if IAS 32, IAS 39, and IFRS 4 had been applied from 1 January 2004 to the Group’s insurance operations.

The main purpose of providing this pro forma information is to present the operating results for the UK and Europe insurance business and short-term fluctuations in investment returns for Jackson National Life on a consistent basis. Under IAS 39 and IFRS 4, the assets and liabilities of certain unit-linked and similar contracts of the UK and Europe insurance business are subject to re-measurement. For Jackson National Life (JNL) derivatives held for economic hedging purposes are fair valued under IAS 39 with value movements recorded in the income statement giving rise to significant levels of volatility. In addition, fixed income securities of JNL are fair valued with value movements taken directly to shareholder reserves through the Statement of Recognised Income and Expense.

Summary Results
	Based on
	statutory		Pro forma		Pro forma
	IFRS		IFRS		IFRS
	basis		basis		basis
	results		results		results
	Half year		Half year		Full year
	2005		2004		2004
	£m		£m		£m

Operating profit from continuing operations based on longer-term investment
returns before exceptional items (note 1)	469		375		699
Goodwill impairment charge	(95)		–		–
Short-term fluctuations in investment returns (note 2)	94		65		293
Shareholders’ share of actuarial gains and losses on defined benefit pension schemes	(8)		48		(7)

Profit from continuing operations before tax attributable to shareholders (including
actual investment returns)	460		488		985
Tax attributable to shareholders	(156)		(170)		(290)

Net income from continuing operations	304		318		695
Discontinued operations (net of tax)	1		(17)		(94)

Profit for the period	305		301		601

Attributable to:
Equity holders of the parent company	300		294		602
Minority interest	5		7		(1)

Profit for the period	305		301		601

Earnings per share
Continuing operations
From operating profit, based on longer-term investment returns after tax and related
minority interest of £331m (£254m, £481m)	14.0	p	12.2	p	22.7	p
Adjustment for goodwill impairment charge	(4.0	)p	–		–
Adjustment from post-tax longer-term investment returns to post-tax actual investment
returns (after related minority interest)	3.0	p	1.0	p	9.0	p
Adjustment for post-tax shareholders’ share of actuarial gains and losses on defined
benefit pension schemes	(0.3	)p	1.6	p	(0.2	)p

Based on profit from continuing operations after minority interest of £299m (£307m, £669m)	12.7	p	14.8	p	31.5	p

Discontinued operations
Based on post-tax profit (loss) from discontinued operations (after minority interest)	0.0	p	(0.6	)p	(3.1	)p

Based on profit for the period after minority interest	12.7	p	14.2	p	28.4	p

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ADDITIONAL INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS INFORMATION TO ENABLE CONSISTENT COMPARISON OF RESULTS FOR PRUDENTIAL’S INSURANCE OPERATIONS
This information does not form part of the interim statutory IFRS basis financial statements

Statement of Recognised Income and Expense

	Based on
	statutory	Pro forma	Pro forma
	IFRS	IFRS	IFRS
	basis	basis	basis
	results	results	results
	Half year	Half year	Full year
	2005	2004	2004
	£m	£m	£m

Net income for the period after minority interest	300	294	602
Items taken directly to equity:
Exchange movements	183	(37)	(191)
Movement on cash flow hedges	(7)	–	–
Unrealised valuation movements on securities classified as available-for-sale:
Gross change	(63)	(562)	(106)
Related change to amortisation of deferred acquisition costs	14	265	74
Related tax	48	113	23

Total recognised income for the period	475	73	402

Cumulative effect of change in accounting principles on adoption of IAS 32, IAS 39 and IFRS 4, net of applicable taxes, at 1 January 2005
Statutory IFRS basis	236	–	–
Less: pro forma adjustment reflected in adjusted shareholders’ equity at 1 January 2005
(as reflected in statement of movement on shareholders’ equity – see below) for impact
of adoption of IAS 32, IAS 39 and IFRS 4 for insurance operations	(261)	–	–

Pro forma IFRS basis (i.e. transitional adjustment in respect of banking and other
non-insurance operations)	(25)	–	–

Total recognised income and expense	450	73	402

Reconciliation of movement on consolidated shareholders’ equity (excluding minority interest)
Total recognised income for the period (as above)	450	73	402
Proceeds from Rights Issue, net of expenses	–	–	1,021
Other new share capital subscribed	40	61	119
Dividends	(253)	(214)	(323)
Reserve movements in respect of share-based payments	6	3	10
Consideration paid for own shares:
Consideration paid for own shares purchased in respect of share-based payment plans	0	0	(4)
Prudential plc shares purchased by unit trusts newly consolidated under IFRS	(5)	0	14

Net increase in shareholders’ equity	238	(77)	1,239

Shareholders’ equity at beginning of period
UK GAAP – as previously published	4,281	3,240	3,240
Changes arising from adoption of statutory IFRS	209	56	56

Statutory IFRS basis	4,490	3,296	3,296
Pro forma basis adjustments for estimated impact if IAS 32, IAS 39, and IFRS 4 had been adopted
from 1 January 2004 for insurance operations	261	216	216

Pro forma IFRS basis	4,751	3,512	3,512

Shareholders’ equity at end of period	4,989	3,435	4,751

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SUPPLEMENTARY INTERNATIONAL FINANCIAL REPORTING STANDARDS BASIS RESULTS
CONTINUED

ADDITIONAL INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS INFORMATION TO ENABLE CONSISTENT COMPARISON OF RESULTS FOR PRUDENTIAL’S INSURANCE OPERATIONS CONTINUED
This information does not form part of the interim statutory IFRS basis financial statements

NOTES ON THE SUPPLEMENTARY IFRS BASIS RESULTS
1. Operating Profit from Continuing Operations Based on Longer-Term Investment Returns Before Exceptional Items

Results analysis by business area	Based on
	statutory	Pro forma	Pro forma
	IFRS	IFRS	IFRS
	basis	basis	basis
	results	results	results
	Half year	Half year	Full year
	2005	2004	2004
	£m	£m	£m

UK and Europe Operations
UK and Europe Insurance Operations	187	153	296
M&G	83	79	136
Egg	13	33	61

Total	283	265	493

US Operations
Jackson National Life	157	157	296
Broker-dealer and fund management	18	9	15
Curian	(6)	(11)	(29)

Total	169	155	282

Asian Operations
Long-term business	116	58	117
Fund management	2	10	19
Development expenses	(8)	(10)	(15)

Total	110	58	121

Other income and expenditure
Investment return and other income	45	16	44
Interest payable on core structural borrowings	(84)	(74)	(154)
Corporate expenditure:
Group Head Office	(36)	(23)	(51)
Asia Regional Head Office	(14)	(18)	(29)
Charge for share-based payments for Prudential schemes	(4)	(4)	(7)

Total	(93)	(103)	(197)

Operating profit from continuing operations based on longer-term
investment returns before exceptional items	469	375	699

2. Short-Term Fluctuations in Investment Returns
	Based on
	statutory	Pro forma	Pro forma
	IFRS	IFRS	IFRS
	basis	basis	basis
	results	results	results
	Half year	Half year	Full year
	2005	2004	2004
	£m	£m	£m

US Operations:
Movement in market value of derivatives used for economic hedging purposes	36	92	144
Actual less longer-term investment returns for other items	24	13	61
Asian Operations	17	(42)	37
Other Operations	17	2	51

	94	65	293

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INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC TO PRUDENTIAL PLC

INTRODUCTION
We have been engaged by the Company to review the financial information set out on pages 15 and 16 and pages 22 to 39 prepared on an International Financial Reporting Standards (IFRS) basis and the financial information set out on page 14 and pages 17 to 21 prepared on an achieved profits basis and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

DIRECTORS’ RESPONSIBILITIES
The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note A to the financial information, the next annual financial statements of the Group will be prepared in accordance with IFRS adopted for use in the European Union. The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union.

REVIEW WORK PERFORMED
We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

REVIEW CONCLUSION
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

KPMG Audit Plc
Chartered Accountants
London

26 July 2005

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SHAREHOLDER INFORMATION

FINANCIAL CALENDAR
Ex-dividend date for 2005 interim dividend	17 August 2005

Record date	19 August 2005

Payment of 2005 interim dividend	28 October 2005

SHARE DEALING SERVICES
The Company’s Registrar, Lloyds TSB Registrars, offer a postal dealing facility for buying and selling Prudential plc ordinary shares, telephone 0870 242 4244. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc ordinary shares. For telephone sales call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/sharedealing

AMERICAN DEPOSITARY RECEIPTS (ADR)
The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADR and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JP Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, US, or telephone 00 1 781 575 4328.

ELECTRONIC COMMUNICATIONS
The Company offers all shareholders the opportunity of registering to receive future shareholder communications electronically via the internet rather than in paper form through the post. To register for the service, please refer to www.shareview.co.uk

SHAREHOLDER ENQUIRIES
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

Telephone: 0870 600 0190. Facsimile: 0870 600 3980.
Textel: 0870 600 3950 (for hard of hearing).

IRISH BRANCH REGISTER
Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7.

Telephone: 00 353 1 810 2400. Facsimile: 00 353 1 810 2422.

SCRIP DIVIDEND ALTERNATIVE
The Company will again be offering a scrip dividend alternative in respect of the interim dividend of 5.3 pence per ordinary share for the period ended 30 June 2005. The number of new shares each shareholder who elects to take scrip will be entitled to receive is calculated by dividing the total cash dividend due on each holding of ordinary shares as at the record date (19 August 2005) by the reference price for each new ordinary share.

The reference price is calculated as the average of the middle market quotations for the Company's ordinary shares as derived from the Daily Official List of the London Stock Exchange for the five business days which commence on 17 August 2005. Further details of the scrip dividend alternative will be mailed to shareholders in September 2005.

SHAREGIFT
Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. The relevant share transfer form may be obtained from Lloyds TSB Registrars. ShareGift is administered by the Orr Mackintosh Foundation, registered charity number 1052686. Further information about ShareGift may be obtained on 020 7337 0501 or from www.sharegift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is now also possible to obtain income tax relief.

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HOW TO CONTACT US

PRUDENTIAL PLC
Laurence Pountney Hill
London EC4R 0HH
Tel: 020 7220 7588
www.prudential.co.uk

PRUDENTIAL UK & EUROPE INSURANCE OPERATIONS
3 Sheldon Square
London W2 6PR
Tel: 020 7334 9000
www.pru.co.uk

M&G
Laurence Pountney Hill
London EC4R 0HH
Tel: 020 7626 4588
www.mandg.co.uk

EGG PLC
1 Waterhouse Square
138-142 Holborn
London EC1N 2NA
Tel: 020 7526 2500
Fax: 020 7526 2665
www.egg.com

JACKSON NATIONAL LIFE
1 Corporate Way
Lansing
Michigan 48951
United States
Tel: 00 1 517 381 5500
www.jnl.com

PRUDENTIAL CORPORATION ASIA
13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong
Tel: 00 852 2918 6300
Fax: 00 852 2525 7522
www.prudentialcorporation-asia.com

ANALYST AND INVESTOR ENQUIRIES
Tel: 020 7548 3561
Fax: 020 7548 3797
E-mail: investor.relations@prudential.co.uk

MEDIA ENQUIRIES
Tel: 020 7548 3559

Prudential public limited company.
Incorporated and registered in England and Wales.

Registered office:
Laurence Pountney Hill, London EC4R 0HH.
Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

Forward-looking statements
This report may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

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PRUDENTIAL PUBLIC LIMITED COMPANY
Incorporated and registered in England
and Wales

Registered office:
Laurence Pountney Hill
London EC4R 0HH

Registered number: 1397169

Prudential plc is a holding company,
subsidiaries of which are authorised
and regulated by the Financial Services
Authority (FSA).

www.prudential.co.uk